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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2004

Infinium Labs, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-50535	65-1048794
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2033 Main Street, Suite 309, Sarasota, Florida 34237
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (941) 917-0788

Copies to:
Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (6-04)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 1.01 Entry into a Material Definitive Agreement.

On December 16, 2004, we closed on a transaction pursuant to a Securities Purchase Agreement, dated as of December 13, 2004,with several accredited investors pursuant to which those accredited investors lent an aggregate principal amount of $1,160,000 to us in exchange for (i) 8% convertible debentures Series 04-02 in that aggregate principal amount, and (ii) Class 2004-A ("Class A") warrants to purchase 5,437,487 shares of our common stock, Class 2004-B ("Class B") warrants to purchase 5,437,487 shares of our common stock and Class 2004-C ("Class C") warrants to purchase 5,437,487 shares of our common stock. The aforementioned securities were issued to the Lender by us pursuant to Rule 506 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "Act"), and/or Section 4(2) of the Act.

The debentures bear interest at 8% per annum and mature on December 16, 2005. The debentures are convertible into shares of our common stock, par value $.0001 per share, at a price equal to 75% of the lowest closing price of our common stock during the 5 trading days ending on the trading day immediately before the conversion date; provided, however, that in no event will the conversion price be (x) more than $.266667 per share or (y) until the earlier of (I) the date which is 4 months after the closing date, (II) the date after the closing date on which we file a registration statement on Form S-8, or (III) the date on which we first issue a mandatory conversion notice, lower than $.106667 per share (as each such amount may be adjusted from time to time as provided in the debentures).

Each of the warrants is exercisable until December 31, 2009, except that after the effective date of the registration statement which we have agreed to file for the resale of the investors' shares, we may accelerate the expiration date of the Class B and Class C warrants to a date at least 3 trading days after the investor's receipt of that notice. The initial per share exercise prices of the warrants are: Class A - $.266667; Class B - $0.75; and Class C - $1.00. The exercise price of the warrants will be adjusted from time to time as provided in the warrants, such as in the event of any stock split or reverse stock split, stock dividend, reclassification of common stock, recapitalization, merger or consolidation. In addition, the exercise price of the warrants will be adjusted in the event that we spin off or otherwise divest ourselves of a material part of our business or operations or dispose all or a portion of our assets.

Under the Securities Purchase Agreement we agreed that if, during the period beginning on the closing date and ending 90 days after the effective date of the registration statement, we entered into another financing transaction that would be considered a "Lower Price Transaction" as defined in the Securities Purchase Agreement, the conversion price on any unconverted debentures and the exercise price of any unexercised Class A warrants would be adjusted, as provided in the Securities Purchase Agreement.

Under the Securities Purchase Agreement, we also agreed to not execute an agreement or otherwise to enter into any new transaction which is an equity line or credit line transaction from a period beginning on the closing date and ending 30 days after the effective date of the registration statement.

We also agreed to reserve from our authorized but unissued shares of common stock at all times, 150% of the sum of the number of shares which might be needed for conversion of principal and interest on the then outstanding debentures, plus the number of shares subject to exercise of the then outstanding warrants.

In addition, we entered into a Registration Rights Agreement, dated as of December 13, 2004, pursuant to which we are obligated to prepare and file a registration statement no later than 30 days after the closing date registering the number of shares of our common stock which is at least equal to the sum of (x) 200% of the number of shares into which the debentures (including assumed interest through the maturity date of the debentures) would be convertible at the time of filing such registration statement based on the conversion price then in effect, (y) the number of warrant shares covered by the Class A, Class B, Class C and additional warrants, if any, and (z) the number of other issuable shares as of the date of filing of the registration statement or any amendment thereto. We are also obligated to cause such registration statement to be declared effective by the SEC no later than the earlier of (Y) 5 days after oral or written notice by the SEC that it may be declared effective or (Z) 90 days after the closing date.

If the registration statement is not filed within 30 days after the closing date or declared effective within the time specified in the preceding paragraph, we are required to make payments to the investors equal to 2% of the purchase price and an additional 2% of the purchase price for each subsequent period as to which the registration statement has not be filed or declared effective on the prescribed date. These payments, if any, may be made by the issuance of shares of our common stock under certain circumstances.

The timely and full fulfillment of the Company's obligations pursuant to the debentures have been personally guaranteed by Timothy M. Roberts, an officer and director of the Company, pursuant to the Personal Guarantee of Guarantor dated as of December 13, 2004. This guaranty will terminate if certain specified events occur.

In addition, we issued one common stock purchase warrant to purchase an aggregate of 232,000 shares of our common stock at an initial exercise price of $0.50, subject to further adjustments as provided for in the warrant, to a finder as a finder's fee.

We received gross proceeds of $1,160,000 and out of such proceeds, $608,630.14 was paid to certain of our bridge lenders, $92,800 was paid to a finder as a finder's fee and $79,500 was paid to cover legal and other expenses. Accordingly, we received net proceeds of $379,069.86.

Item 2.03 Creation of a Direct Financial Obligation.

See Item 1.01 above.

Item 3.02 Unregistered Sales of Equity Securities.

See Item 1.01 above.

Item 9.01 Financial Statements and Exhibits.

(a) **Financial statements of business acquired.**

Not applicable.

(b) **Pro forma financial information.**

Not applicable.

(c) **Exhibits.**

Exhibit Number	Description
4.1	Securities Purchase Agreement dated as of December 13, 2004 by and between Infinium Labs, Inc. and the investors named on the signature page thereto.
4.2	Registration Rights Agreement dated as of December 13, 2004 by and between Infinium Labs, Inc. and the investors named on the signature page thereto.
4.3	Form of 8% Convertible Debenture of Infinium Labs, Inc. with Personal Guarantee by Timothy M. Roberts.
4.4	Form of Class 2004-A Warrant of Infinium Labs, Inc.
4.5	Form of Class 2004-B and Class 2004-C Warrant of Infinium Labs, Inc.
4.6	Form of Additional Warrant of Infinium Labs, Inc.
4.7	Form of Common Stock Purchase Warrant of Infinium Labs, Inc. issued to a finder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Infinium Labs, Inc.

Date: December 22, 2004

/s/ Timothy M. Roberts
Timothy M. Roberts
Chief Executive Officer

Exhibit 4.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT, dated as of December 13,2004 (this "Agreement"), is entered into by and between **INFINIUM LABS, INC.**, a Delaware corporation with headquarters located at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company"), and each individual or entity named on a signature page hereto (as used herein, each such signatory is referred to as the "Lender") (each agreement with a Lender being deemed a separate and independent agreement between the Company and such Lender, except that each Lender acknowledges and consents to the rights granted to each other Lender [each, an "Other Lender"] under such agreement and the Transaction Agreements, as defined below, referred to therein).

WITNESSETH:

WHEREAS, the Company and the Lender are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration for offers and sales to accredited investors afforded, inter alia, by Rule 506 under Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and/or Section 4(2) of the 1933 Act; and

WHEREAS, the Lender wishes to lend to the Company, subject to and upon the terms and conditions of this Agreement and acceptance of this Agreement by the Company, the Lender's Purchase Price amount set forth on the Lender's signature page hereto, the repayment of which will be represented by 8% Convertible Debentures Series 04-02 of the Company (the "Convertible Debentures"), which Convertible Debentures will be convertible into shares of Common Stock, $.0001 par value per share, of the Company (the "Common Stock"), upon the terms and subject to the conditions of such Convertible Debentures, together with the Warrants (as defined below) exercisable for the purchase of shares of Common Stock;

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. AGREEMENT TO PURCHASE; PURCHASE PRICE.

a. Purchase of the Securities.

(i) Subject to the terms and conditions of this Agreement and the other Transaction Agreements, the undersigned hereby agrees to loan to the Company the principal amount set forth on the Lender's signature page of this Agreement (the "Purchase Price"), out of the aggregate amount being loaned by all Lenders of US $_____(1)(the "Total Purchase Price"). The obligation to repay the loan from the Lender shall be evidenced by the Company's issuance of one or more Convertible Debentures to the Lender in such principal amount (the Convertible Debentures issued to the Lender, the "Debentures"). Each Debenture (i) shall provide for its conversion into Common Stock at the Conversion Price (as defined below), which price may be adjusted from time to time as provided in the Debenture, (ii) mature on the day which is the first anniversary of the Closing Date, subject to acceleration under certain circumstances described in the form of the Convertible Debenture annexed hereto as **Annex I**, (iii) will be guaranteed by the Guarantor (as defined below) pursuant to, and subject to, the terms of a Personal Guarantee of Guarantor (the "Guaranty") attached to the Debenture, and (iv) shall have the terms and conditions of, and be substantially in the form attached hereto as, said **Annex I.**

(ii) The loan to be made by the Lender and the issuance of the Debentures and the Warrants (collectively, the "Purchased Securities") to the Lender are sometimes referred to herein and in the other Transaction Agreements as the purchase and sale of the Debentures and the Warrants, and are referred to collectively as the "Transactions."

b. Certain Definitions. As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

"Affiliate" means, with respect to a specific Person referred to in the relevant provision, another Person who or which controls or is controlled by or is under common control with such specified Person.

"Certificates" means the ink-signed originals of (i) (4 the Debentures and (y) the Warrants, each duly executed by the Company and issued on the Closing Date in the name of the Lender, and (ii) the Guaranty attached to the Debentures, each duly executed by the Guarantor in favor of the Lender.

"Closing Date" means the date of the closing of the purchase and sale of the Purchased Securities.

"Closing Price" shall mean the 4:00 P.M. closing bid price of the Common Stock (in U.S. Dollars) on the Principal Trading Market on the relevant Trading Day(s), as reported by the Reporting Service.

"Company Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Company pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act (as defined below).

_____
(1) Amount to be inserted at Closing Date (as defined below), not less than $1,000,000 and not more than $1,500,000.

"Conversion Price" means the amount which is seventy-five percent (75%) of the lowest Closing Price during the five (5) Trading Days ending on the Trading Day immediately before the Conversion Date; provided, however, that in no event will the Conversion Price (i) be more than an amount which is equal to one hundred twenty-five percent (125%) of the average Closing Price for the three (3) Trading Days ending on the Trading Day immediately preceding the Closing Date (the "Maximum Conversion Price") or (ii) until the earlier of the date which is the four (4) months after the Closing Date or the date after the Closing Date on which the Company files a registration statement on Form S-8, lower than an amount which is equal to fifty percent (50%) of the average Closing Price for the three (3) Trading Days ending on the Trading Day immediately preceding the Closing Date (the "Minimum Conversion Price") (as each such amount may be adjusted from time to time as provided in the Debenture).

"Conversion Shares" means the shares of Common Stock issuable upon conversion of the Debentures (including, if relevant, accrued interest on the Debentures so converted).

"Effective Date" means the date the Registration Statement covering the Registrable Securities is declared effective by the SEC.

"Escrow Agent" means the escrow agent identified in the Joint Escrow Instructions attached hereto as **Annex II** (the "Joint Escrow Instructions").

"Escrow Funds" means the Purchase Price delivered to the Escrow Agent as contemplated by Sections 1(c) and (d) hereof.

"Escrow Property" means the Escrow Funds and the Certificates delivered to the Escrow Agent as contemplated by Section 1(c) hereof.

"Exercise Price" means the per share exercise price of the relevant Warrant, as in effect at the relevant time.

"Finder" means West Hastings Limited.

"Guarantor" means the person named as guarantor in the Guaranty.

"Holder" means the Person holding the relevant Securities at the relevant time.

"Issue Date Conversion Shares" means the number of shares of Common Stock equal to (x) the Purchase Price paid by the Lender, divided by (y) the Conversion Price in effect on the Closing Date.

"Last Audited Date" means December 31, 2003.

"Lender Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Lender pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act.

"Lender's Allocable Share" means the fraction, of which the numerator is the Lender's Purchase Price and the denominator is the Total Purchase Price.

"Majority in Interest of the Holders" means one or more Holders whose respective outstanding principal amounts of the Debentures held by each of them on the relevant date, aggregate more than seventy-five percent (75%) of the total of the Lender's and the Other Lenders' aggregate outstanding principal amounts of the Debentures held by the Lender and the Other Lenders them on that date.

"Maximum Issue Date Conversion Shares" means the number of shares of Common Stock equal to (x) the Purchase Price paid by the Lender, divided by (y) the Minimum Conversion Price in effect on the Closing Date.

"Material Adverse Effect" means an event or combination of events, which individually or in the aggregate, would reasonably be expected to (w) adversely affect the legality, validity or enforceability of the Securities or any of the Transaction Agreements, (x) have or result in a material adverse effect on the results of operations, assets, prospects, or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, (y) adversely impair the Company's ability to perform fully on a timely basis its obligations under any of the Transaction Agreements or the transactions contemplated thereby, or (z) materially and adversely affect the value of the rights granted to the Lender in the Transaction Agreements.

"New Common Stock" means shares of Common Stock and/or securities convertible into, and/or other rights exercisable for, the issuance of Common Stock, which are offered or sold in a New Transaction.

"New Investor" means the third party investor, purchaser or lender (howsoever denominated) in a New Transaction.

"New Transaction" means the sale of New Common Stock by or on behalf of the Company to a New Investor in a transaction offered or consummated after the date hereof; provided, however, that it is specifically understood that the term "New Transaction" (1) includes, but is not limited to, a transaction for the sale of Common Stock or of a security convertible into Common Stock or an equity or credit line transaction, but (2) does not include (a) the sale of the Purchased Securities to the Lender and the Other Lenders, (b) the issuance of Common Stock upon the exercise or conversion of options, warrants or convertible securities outstanding on the date hereof, or in respect of any other financing agreements outstanding on the date hereof and identified on Annex V attached hereto (provided the same is not amended after the date hereof), or (c) the issuance of Common Stock upon the exercise of any options or warrants referred to in the preceding clauses of this paragraph (provided the same is not amended after the date hereof).

"Person" means any living person or any entity, such as, but not necessarily limited to, a corporation, partnership or trust.

"Principal Trading Market" means the Over the Counter Bulletin Board or such other market on which the Common Stock is principally traded at the relevant time, but shall not include the "pink sheets."

"Registrable Securities" shall have the meaning ascribed to it in the Registration Rights Agreement.

"Registration Rights Agreement" means the Registration Rights Agreement in the form annexed hereto as Annex IV as executed by the Lender and the Company simultaneously with the execution of this Agreement.

"Registration Statement" means an effective registration statement covering the Registrable Securities.

"Reporting Service" means Bloomberg LP or if that service is not then reporting the relevant information regarding the Common Stock, a comparable reporting service of national reputation selected by a Majority in Interest of the Holders and reasonably acceptable to the Company.

"Securities" means the Debentures, the Conversion Shares, the Warrants, and the Warrant Shares.

"Shares" means the shares of Common Stock representing any or all of the Conversion Shares, the Warrant Shares, or the Payment Shares (as defined in the Registration Rights Agreement).

"State of Incorporation" means Delaware.

"Trading Day" means any day during which the Principal Trading Market shall be open for business.

"Transaction Agreements" means this Securities Purchase Agreement, the Debentures, the Registration Rights Agreement, the Joint Escrow Instructions, and the Warrants, and includes all ancillary documents referred to in those agreements and documents.

"Transfer Agent" means, at anytime, the transfer agent for the Company's Common Stock.

"Warrants" means (x) each of the Basic Warrants and, (y) if issuable in accordance with the provisions of Section 4(g) hereof, the Additional Warrants.

12/09/04

"Warrant Shares" means the shares issuable on exercise of (x) the Basic Warrants and, (y) if issuable in accordance with the provisions of Section 4(g) hereof, the Additional Warrants.

c. Form of Payment; Delivery of Certificates.

(i) The Lender shall pay the Purchase Price by delivering immediately available good funds in United States Dollars to the Escrow Agent no later than the date prior to the Closing Date.

(ii) No later than the Closing Date, but in any event promptly following payment by the Lender to the Escrow Agent of the Purchase Price, the Company shall deliver the Certificates to the Escrow Agent.

(iii) By signing this Agreement, each of the Lender and the Company, subject to acceptance by the Escrow Agent, agrees to all of the terms and conditions of, and becomes a party to, the Joint Escrow Instructions, all of the provisions of which are incorporated herein by this reference as if set forth in full.

d. Method of Payment. Payment into escrow of the Purchase Price shall be made by wire transfer of funds to:

> Bank of New York
> 350 Fifth Avenue
> New York, New York 10001
>
> ABA# 021000018
> For credit to the account of Krieger & Prager LLP
> Account No.: [To be provided by Escrow Agent]
> Re: Infinium Debenture Transaction/[Name of Lender]

2. LENDER REPRESENTATIONS, WARRANTIES, ETC.; ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION.

The Lender represents and warrants to, and covenants and agrees with, the Company as follows:

a. Without limiting Lender's right to sell the Securities pursuant to an effective registration statement or otherwise in compliance with the 1933 Act, the Lender is purchasing the Securities for its own account for investment only and not with a view towards the public sale or distribution thereof and not with a view to or for sale in connection with any distribution thereof.

h. The Lender is (i) an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501 (a) (3), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its Affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and to evaluate the merits and risks of an investment in the Securities, and (iv) able to afford the entire loss of its investment in the Securities.

c. All subsequent offers and sales of the Securities by the Lender shall be made pursuant to registration of the relevant Securities under the 1933 Act or pursuant to an exemption from registration.

d. The Lender understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the 1933 Act and state securities laws and that the Company is relying upon the truth and accuracy of, and the Lender's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Lender set forth herein in order to determine the availability of such exemptions and the eligibility of the Lender to acquire the Securities.

e. The Lender and its advisors, if any, have been furnished with or have been given access to all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Purchased Securities and the Warrants which have been requested by the Lender, including those set forth on in any annex attached hereto. The Lender and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management and have received complete and satisfactory answers to any such inquiries. Without limiting the generality of the foregoing, the Lender has also had the opportunity to obtain and to review the Company's filings on EDGAR listed on Annex VII hereto (the documents listed on such Annex VII, to the extent available on EDGAR or otherwise provided to the Lender as indicated on said Annex VII, collectively, the "Company's SEC Documents").

f. The Lender understands that its investment in the Securities involves a high degree of risk.

g. The Lender hereby represents that, in connection with its purchase of the Securities, it has not relied on any statement or representation by the Company or the Finder or any of their respective officers, directors and employees or any of their respective attorneys or agents, except as specifically set forth herein. The Finder is a third party beneficiary of this provision.

h. The Lender understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities.

i. This Agreement and the other Transaction Agreements to which the Lender is a party, and the transactions contemplated thereby, have been duly and validly authorized, executed and delivered on behalf of the Lender and are valid and binding agreements of the Lender enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

3. COMPANY REPRESENTATIONS, ETC. The Company represents and warrants to the Lender on the date hereof and as of the Closing Date that, except as otherwise provided in the Annex VI or in the Company's SEC Documents:

a. Rights of Others Affecting the Transactions. There are no preemptive rights of any shareholder of the Company, as such, to acquire the Purchased Securities or the Shares. No party has a currently exercisable right of first refusal which would be applicable to any or all of the transactions contemplated by the Transaction Agreements.

b. Status. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have or result in a Material Adverse Effect. The Company has registered its stock and is obligated to file reports pursuant to Section 12 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Common Stock is quoted on the Principal Trading Market. The Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for such quotation on the Principal Trading Market, and the Company has maintained all requirements on its part for the continuation of such quotation.

c. Authorized Shares.

(i)   The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, $.0001 par value per share, of which approximately 112,275,903 shares are outstanding as of the date hereof, and (ii) approximately 8,407.081 shares of common stock underlying warrants.

(ii)   As of the date hereof and as of the Closing Date, (1) there are no outstanding securities which are convertible into shares of Common Stock, whether such conversion is currently exercisable or exercisable only upon some future date or the occurrence of some event in the future and (2) the Company has not issued any warrants or other rights to acquire shares of the Common Stock other than those referred to in the Company's SEC Documents. If any such securities are listed on Annex VI, the number or amount of each such outstanding convertible security and the conversion terms thereof or of each such warrant or other right and the terms of its exercise are set forth in said Annex VI.

(iii) All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. The Company has sufficient authorized and unissued shares of Common Stock as may be necessary to effect the issuance of the Shares on the Closing Date.

(iv) As of the Closing Date, the Shares shall have been duly authorized by all necessary corporate action on the part of the Company, and, when issued on the Closing Date or upon conversion of the Debentures or exercise of the Warrants or pursuant to other relevant provisions of the Transaction Agreements, in each case in accordance with their respective terms, will be duly and validly issued, fully paid and non-assessable and will not subject the Holder thereof to personal liability by reason of being such Holder.

d. Transaction Agreements and Stock. This Agreement and each of the other Transaction Agreements, and the transactions contemplated thereby, have been duly and validly authorized by the Company, this Agreement has been duly executed and delivered by the Company and this Agreement is, and the Debentures, the Warrants and each of the other Transaction Agreements, when executed and delivered by the Company, will be, valid and binding agreements of the Company enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

e. Non-contravention. The execution and delivery of this Agreement and each of the other Transaction Agreements by the Company, the issuance of the Securities, and the consummation by the Company of the other transactions contemplated by this Agreement, the Debentures, the Warrants and the other Transaction Agreements do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the certificate of incorporation or by-laws of the Company, each as currently in effect, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound, including any listing agreement for the Common Stock except as herein set forth, or (iii) to its knowledge, any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, except such conflict, breach or default which would not have or result in a Material Adverse Effect.

f. Approvals. No authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market or the shareholders of the Company is required to be obtained by the Company for the issuance and sale of the Securities to the Lender as contemplated by this Agreement, except such authorizations, approvals and consents that have been obtained.

g. Filings. None of the Company's SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. Since January 5, 2004, the Company has filed all requisite forms, reports and exhibits thereto required to be filed by the Company with the SEC.

h. Absence of Certain Changes. Since the Last Audited Date, there has been no material adverse change and no Material Adverse Effect, except as disclosed in the Company's SEC Documents. Since the Last Audited Date, except as provided in the Company's SEC Documents, the Company has not (i) incurred or become subject to any material liabilities (absolute or contingent) except liabilities incurred in the ordinary course of business consistent with past practices; (ii) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business consistent with past practices; (iii) declared or made any payment or distribution of cash or other property to shareholders with respect to its capital stock, or purchased or redeemed, or made any agreements to purchase or redeem, any shares of its capital stock; (iv) sold, assigned or transferred any other tangible assets, or canceled any debts owed to the Company by any third party or claims of the Company against any third party, except in the ordinary course of business consistent with past practices; (v) waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of existing business; (vi) made any increases in employee compensation, except in the ordinary course of business consistent with past practices; or (vii) experienced any material problems with labor or management in connection with the terms and conditions of their employment.

i. Full Disclosure. To the best of the Company's knowledge, there is no fact known to the Company (other than general economic conditions known to the public generally or as disclosed in the Company's SEC Documents) that has not been disclosed in writing to the Lender that would reasonably be expected to have or result in a Material Adverse Effect.

j. Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company before or by any governmental authority or nongovernmental department, commission, board, bureau, agency or instrumentality or any other person, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, any of the Transaction Agreements. The Company is not aware of any valid basis for any such claim that (either individually or in the aggregate with all other such events and circumstances) could reasonably be expected to have a Material Adverse Effect. There are no outstanding or unsatisfied judgments, orders, decrees, writs, injunctions or stipulations to which the Company is a party or by which it or any of its properties is bound, that involve the transaction contemplated herein or that, alone or in the aggregate, could reasonably be expect to have a Material Adverse Effect.

k. Absence of Events of Default. Except as set forth in Section 3(e) hereof, no Event of Default (or its equivalent term), as defined in the respective agreement to which the Company or its subsidiary is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which would have a Material Adverse Effect.

l. Absence of Certain Company Control Person Actions or Events. To the Company's knowledge, none of the following has occurred during the past five (5) years with respect to a Company Control Person:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such Company Control Person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such Company Control Person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

    (i) acting, as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, any other Person regulated by the Commodity Futures Trading Commission ("CFTC") or engaging in or continuing any conduct or practice in connection with such activity;

    (ii) engaging in any type of business practice; or

    (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such Company Control Person to engage in any activity described in paragraph (3) of this item, or to be associated with Persons engaged in any such activity; or

(5) Such Company Control Person was found by a court of competent jurisdiction in a civil action or by the CFTC or SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the CFTC or SEC has not been subsequently reversed, suspended, or vacated.

m. No Undisclosed Liabilities or Events. To the best of the Company's knowledge, the Company has no liabilities or obligations other than those disclosed in the Transaction Agreements or the Company's SEC Documents or those incurred in the ordinary course of the Company's business since the Last Audited Date, or which individually or in the aggregate, do not or would not have a Material Adverse Effect. No event or circumstances has occurred or exists with respect to the Company or its properties, business, operations, condition (financial or otherwise), or results of operations, which, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed. There are no proposals currently under consideration or currently anticipated to be under consideration by the Board of Directors or the executive officers of the Company which proposal would (x) change the articles or certificate of incorporation or other charter document or by-laws of the Company, each as currently in effect, with or without shareholder approval, which change would reduce or otherwise adversely affect the rights and powers of the shareholders of the Common Stock or (y) materially or substantially change the business, assets or capital of the Company, including its interests in subsidiaries.

n. No Integrated Offering. Neither the Company nor any of its Affiliates nor any Person acting on its or their behalf has, directly or indirectly, at any time since May 1, 2004, made any offer or sales of any security or solicited any offers to buy any security under circumstances that would eliminate the availability of the exemption from registration under Regulation D in connection with the offer and sale of the Securities as contemplated hereby.

o. Dilution. The number of shares issuable upon conversion of the Debentures, or upon exercise of the Warrants or pursuant to the other terms of the Transaction Agreements may have a dilutive effect on the ownership interests of the other shareholders (and Persons having the right to become shareholders) of the Company. The Company's executive officers and directors have studied and fully understand the nature of the Securities being sold hereby and recognize that they have such a potential dilutive effect. The board of directors of the Company has concluded, in its good faith business judgment, that such issuance is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Conversion Shares upon conversion of the Debentures, the Warrant Shares upon exercise of the Warrants, or the Payment Shares as provided in the Registration Rights Agreement is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company, and the Company will honor such obligations, including honoring every Notice of Conversion (as contemplated by the Debentures), every Notice of Exercise (as contemplated by the Warrants), every demand for Payment Shares (as contemplated by the Registration Rights Agreement), unless the Company is subject to an injunction (which injunction was not sought by the Company) prohibiting the Company from doing so.

p. Fees to Brokers, Finders and Others. Except for payment of the fees to the Finder's Compensation (as defined below) to the Finder, payment of which is the sole responsibility of the Company, the Company has taken no action which would give rise to any claim by any Person for brokerage commission, finder's fees or similar payments by Lender relating to this Agreement or the transactions contemplated hereby. Lender shall have no obligation with respect to such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated

12   12/09/04

in this paragraph that may be due in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless each of Lender, its employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect of any such claimed or existing fees, as and when incurred. The term "Finder's Compensation" means, in connection with the consummation of the transactions contemplated by this Agreement, a cash fee and expense allowance in the amount and other consideration as contemplated by the Joint Escrow Instructions.

       q. Disclosure. All information relating to or concerning the Company set forth in this Agreement or in the Company's SEC Documents is true and correct in all material respects and have not omitted to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or exists with respect to the Company or its business, properties, prospects, operations or financial conditions, which under applicable law, rule or regulation, requires public disclosure or announcement by the Company.

       r. Confirmation. The Company confirms that all statements of the Company contained herein shall survive acceptance of this Agreement by the Lender. The Company agrees that, if any events occur or circumstances exist prior to the Closing Date which would make any of the Company's representations, warranties, agreements or other information set forth herein materially untrue or materially inaccurate as of such date, the Company shall immediately notify the Lender and the Escrow Agent in writing prior to such date of such fact, specifying which representation, warranty or covenant is affected and the reasons therefor.

4. CERTAIN COVENANTS AND ACKNOWLEDGMENTS.

       a. Transfer Restrictions. The Lender acknowledges that (1) the Purchased Securities have not been and are not being registered under the provisions of the 1933 Act and, except as provided in the Registration Rights Agreement or otherwise included in an effective registration statement, the Shares have not been and are not being registered under the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder or (B) the Lender shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; (2) any sale of the Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller, or the Person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (3) neither the Company nor any other Person is under any obligation to register the Securities (other than pursuant to the Registration Rights Agreement) under the 1933 Act or to comply with the terms and conditions of any exemption thereunder.

       b. Restrictive Legend. The Lender acknowledges and agrees that, until such time as the relevant Shares have been registered under the 1933 Act, as contemplated by the

Registration Rights Agreement, and sold in accordance with an effective Registration Statement or otherwise in accordance with another effective registration statement or until such Shares can otherwise be sold without restriction, whichever is earlier, the Certificates and other instruments representing any of the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Securities):

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

c. Filings. The Company undertakes and agrees to make all necessary filings in connection with the sale of the Securities to the Lender under any United States laws and regulations applicable to the Company, or by any domestic securities exchange or trading market, and to provide a copy thereof to the Lender promptly after such filing.

d. Reporting Status. So long as the Lender beneficially owns any of the Securities and for at least twenty (20) Trading Days thereafter, the Company shall file all reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the 1934 Act, shall take all reasonable action under its control to ensure that adequate current public information with respect to the Company, as required in accordance with Rule 144(c) (2) of the 1933 Act, is publicly available, and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. The Company will take all reasonable action under its control to maintain the continued listing and quotation and trading of its Common Stock (including, without limitation, all Registrable Securities) on the Principal Trading Market or a listing on the NASDAQ/Small Cap or National Markets, and, to the extent applicable to it, will comply in all material respects with the Company's reporting, filing and other obligations under the by-laws or rules of the Principal Trading Market and/or the National Association of Securities Dealers, Inc., as the case may be, applicable to it at least through the date which is sixty (60) days after the later of the date on which (x) all of the Debentures have been converted or have been paid in full or (y) all of the Warrants have been exercised or have expired.

e. Use of Proceeds. The Company will use the proceeds received hereunder (i) first, for payment in full (the "Bridge Note Repayment") of the aggregate principal and accrued interest on the promissory notes, in the aggregate original principal amount of $600,000, issued by the Company to the persons listed on Schedule 1 to the Registration Rights Agreement (each, a "Bridge Lender"), and (ii) then, for the general corporate purposes.

f. Warrants.

(i) The Company agrees to issue to the Lender on the Closing Date three (3) separate transferable warrants (each, a "Basic Warrant" and, collectively, the "Basic Warrants"), designated as Class 2004-A ("Class A"), Class 2004-B ("Class B") and Class 2004-C ("Class C") Warrants, respectively.

(ii) Each Basic Warrant shall be for the purchase the a number of shares of Common Stock equal to fifty percent (50%) of the number of Maximum Issue Date Conversion Shares. Each Basic Warrant will be exercisable commencing on the Commencement Date specified in the Basic Warrant and expire on the date which is on the last day of the calendar month in which the fifth annual anniversary of the Closing Date occurs; provided, however, that, after the Effective Date, the Company will have the right to accelerate the expiration date of the Class B and the Class C Warrants, respectively, as provided in those Basic Warrants.

(iii) Each Basic Warrant shall have an exercise price (each, an "Exercise Price") as follows: (i) Class A - one hundred twenty-five percent (125%) of the average Closing Price for the three (3) Trading Days ending on the Trading Day immediately preceding the Closing Date,; (ii) Class B - US$0.75; and (iii) Class C- US$1.00; each such Exercise Price will be subject to adjustment as provided in the respective Basic Warrant.

(iv) Each of the Class A Warrants shall be in the form annexed hereto as **Annex IV-A**. Each of the Class B and Class C Warrants shall be in the form annexed hereto as **Annex IV-B.**

(v) All Warrant Shares shall be subject to the provisions of the Registration Rights Agreement.

g. Certain Agreements.

(i) The Company agrees that, in the event there is a New Transaction during the period (the "New Transaction Period") from the Closing Date and continuing through and including the Final New Transaction Date (as defined below) where either (X) any one or more of the following conditions apply:

(I) the Applicable Percentage is below the Current Percentage (as those terms are defined below),

(II) during such time as the Minimum Conversion Price is applicable to conversions of the Debenture, the New Transaction Price (as defined below) is less than the then applicable Minimum Conversion Price, or

(III) either the Fixed New Transaction Price or the Maximum Formula New Transaction Price (as those terms are defined below), as the case may be, is or could be lower than the then applicable Maximum Conversion Price, or

(Y) the New Transaction Exercise Price of any New Transaction Warrants (as defined below) is or could be lower than the then applicable Exercise Price for the Class A Warrants (a New Transaction meeting the conditions of either or both of clauses (X) and (Y) of the immediately preceding sentence is referred to as a "Lower Price Transaction"), then

(1) if the Applicable Percentage is lower than the then applicable Current Percentage, then, effective as of the closing date of the relevant New Transaction, the Current Percentage for Unconverted Debentures shall be adjusted to be equal to the Applicable Percentage; and

(2) if the New Transaction Price is a Formula New Transaction Price (as defined below), then:

(i) if the Minimum Formula New Transaction Price (as defined below) is less than the then applicable Minimum Conversion Price, then, effective as of the closing date of the relevant New Transaction and for as long as a Minimum Conversion Price shall be applicable under the terms of the Debenture, the Minimum Conversion Price of any Unconverted Debenture shall be adjusted to be equal to the Minimum Formula New Transaction Price; and

(ii) if the Maximum Formula New Transaction Price (as defined below) is less than the then applicable Maximum Conversion Price, then, effective as of the closing date of the relevant New Transaction, the Maximum Conversion Price of any Unconverted Debenture shall be adjusted to be equal to the Maximum Formula New Transaction Price; and

(3) if the lower of the Fixed New Transaction Price (as defined below) or the New Transaction Exercise Price is less than the then applicable Maximum Conversion Price, the Maximum Conversion Price of any Unconverted Debenture shall be adjusted to be equal to the lower of the Fixed New Transaction Price or the New Transaction Exercise Price, and

(4) if the New Transaction Exercise Price is or could be lower than the then effective Exercise Price on the Class A Warrants, then the Exercise Price of the Class A Warrants shall be adjusted to equal the lower of (x) the New Transaction Exercise Price, or (y) one hundred sixty-six and 67/100 percent (166.67%) of the New Transaction Price; but in no event shall the Exercise Price of any Class A Warrant be adjusted to an Exercise Price higher than the Exercise Price for such Class A Warrant in effect immediately before the relevant New Transaction.

(ii) For purposes of this Agreement, the following terms shall have meanings indicated:

(A)   "Applicable Percentage" means, with respect a New Transaction, the lower of (i) if the conversion price, if any, applicable to convert the convertible securities in the New Transaction is determined by multiplying a market price of the Common Stock (howsoever denominated) by a percentage, the percentage so provided (2), or (ii) if the purchase price for the Common Stock or if the conversion price applicable to convert the convertible securities in the New Transaction is a fixed price, the percentage equal to the fraction, of which (1) the numerator is such fixed price and (2) the denominator is the lowest Closing Price during the five (5) Trading Days ending on the Trading Day immediately before the consummation of the New Transaction.

(B)   "Current Percentage" means the lower of (1) seventy-five percent (75%) or (2) the lowest Applicable Percentage, if any, from any prior New Transaction.

(C)   "Final New Transaction Date" means the date which is ninety (90) days after the Effective Date, but not counting for such purposes the days, if any, during which sale of Registrable Securities was suspended after the Effective Date(3), except that, with respect to the provisions of Section 4(g) (i) (4) [with respect to adjustments to the Exercise Price of the Class A Warrants], it means the date which is three hundred sixty-five (365) days after the Effective Date, but not counting for such purposes the days, if any, during which sale of Registrable Securities was suspended after the Effective Date.(4)

(D)   "Fixed New Transaction Price" means a New Transaction Price which is fixed and which is not a Formula New Transaction Price.

(E)   "Formula New Transaction Price" means a New Transaction Price which is not fixed but is determined by application of a formula provided in the New Transaction.

(F)   "Maximum Formula New Transaction Price" means, if the New Transaction Price is a Formula New Transaction Price, but there is a maximum price for the New Transaction Price, that maximum price.

(G)   "Minimum Formula New Transaction Price" means, if the New Transaction Price is a Formula New Transaction Price, but there is a minimum price for the New Transaction Price, that minimum price.

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2.   If the conversion is stated as a discount from the market price, the Applicable Percentage will be 100% less the stated discount. By way of illustration, if the conversion price is stated as a 30% discount from the market price, the Applicable Percentage would be 100% - 30%, or 70%.

3.   By way of illustration: If the sale of Registrable Securities was suspended for ten (10) days in the interim, the applicable Final New Transaction Date will be one hundred (100) days after the Effective Date. If on day 95, the sale of Registrable Securities was suspended again for five (5) days, the Final New Transaction Date will be one hundred five (105) days after the Effective Date.

4.   See footnote 3 for illustration of application of this provision.

(H)   "New Transaction Conversion Price" means conversion price or put or call price which would be applicable under the terms of the New Transaction; in each such case, whether such purchase or conversion price or put or call price is stated or could result from adjustments or revisions contemplated in the relevant agreements for the New Transaction and whenever such adjustment or revision would be applicable.

(I)   "New Transaction Exercise Price" means the lowest exercise price per share applicable to a New Transaction Warrant, whether such exercise price is stated or could result from adjustments or revisions contemplated in the relevant agreements for the New Transaction and whenever such exercise price would be applicable.

(J)   "New Transaction Price" means the lowest of 1) the lowest fixed purchase price of any shares of the New Common Stock contemplated in the New Transaction, 2) the New Transaction Exercise Price, or 3) the lowest New Transaction Conversion Price; provided, however, if any of the foregoing is not a fixed amount and no minimum purchase price, exercise price or New Transaction Conversion Price, as the case may be, is set, it shall be assumed that such minimum purchase price, exercise price or New Transaction Conversion Price is zero, (5); and provided, further, that, if the securities issued in the New Transaction are issued at a discount, the New Transaction Price shall be adjusted to reflect such discount. (6)

(K)   "New Transaction Warrants" means the warrant, option or similar instrument (howsoever denominated; collectively, "New Transaction Warrants") included in a New Transaction.

(iii) Nothing in the foregoing provisions reflects either an obligation on the part of any Lender to participate in any New Transaction or a limitation on any Lender from participating in any New Transaction.

(iv) Any of the foregoing provisions of this Section 4(g) or any other provision of this Agreement or any of the other Transaction Agreements to the contrary notwithstanding, the Company shall not engage in any offers, sales or other transactions of its securities which would adversely affect the exemption from registration available for the transactions contemplated by the Transaction Agreements.

h. Additional Agreements.

(i) The Company agrees that during the period (the "Equity Line Period") commencing on the Closing Date and continuing through the Final Equity Line Date (as defined

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5.   It is the intention of this provision that, in such event, there shall no longer be a Minimum Conversion Price for the Debentures.

6.   By way of illustration, if convertible preferred shares having a stated value of $1 million and a fixed conversion price of $0.05 were sold for a purchase price of $800,000, the effective New Transaction Price would be $0.04.

below), the Company will not execute an agreement or otherwise enter into any New Transaction which is an equity line or credit line transaction (howsoever denominated; each, an "Equity Line Agreement").

(ii) If the Company breaches the provisions of Section 4(h) (i), the Company will be issue to the Lender, as of the date of the execution and delivery of the Equity Line Agreement (the "Equity Line Agreement Date"), warrants ("Additional Warrants") having the following terms:

(A)   the issue date of the Additional Warrant shall be the Equity Line Agreement Date;

(B)   the number of shares of the Additional Warrant shall be equal to (I) (x) the maximum amount of the credit or equity line contemplated by the Equity Line Agreement, divided by (y) the purchase price (howsoever denominated) calculated in accordance with the terms of the Equity Line Agreement as of the Equity Line Agreement Date, as if the entire equity or credit line were exercised on such date (without regard to any restrictions or limitations which might restrict or prohibit such exercise), multiplied by (II) the Lender's Allocable Share;

(C)   the exercise price for each share of Common Stock of the Additional Warrant will be $.01;

(D)   the Additional Warrant will have cashless exercise rights, exercisable at any time;

(E)   the Additional Warrants will expire on the last calendar of the month in which the fifth anniversary of the Equity Line Agreement Date occurs; and

(F)   the Additional Warrant will otherwise have terms and conditions provided in the Annex VIII hereto.

(iii) "Final Equity Line Date" means the date which is thirty (30) days after the Effective Date, but not counting for such purposes the days, if any, during which sale of Registrable Securities was suspended after the Effective Date.(7)

(iv) The provisions of this Section 4(h) are in addition to, and not in lieu of, the provisions of Section 4(g) hereof.

i. Available Shares. The Company shall have at all times authorized and reserved for issuance, free from preemptive rights, a number of shares (the "Minimum Available Shares") at least equal to one hundred fifty percent (150%) of (x) the number of shares of Common

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7.   By way of illustration: If the sale of Registrable Securities was suspended for ten (10) days in the interim, the applicable Final Equity Line Date will be forty (40) days after the Effective Date. If on day 35, the sale of Registrable Securities was suspended again for five (5) days, the Final New Transaction Date will be forty-five (45) days after the Effective Date.

Stock issuable as may be required to satisfy the conversion rights of the Holders of principal on all Unconverted Debentures outstanding at any time Debentures plus (y) the number of shares issuable upon exercise of all outstanding Warrants held by all Holders as of such date (in each case, whether such Debentures or Warrants were originally issued to the Holder, the Lender or to any other party). For the purposes of such calculations, the Company should assume that all Convertible Debentures were then convertible and all related Warrants were then exercisable, in each case without regard to any restrictions (including restrictions as to date or amount) which might limit any Holder's right to convert any of the Convertible Debentures or to exercise any of the Warrants held by any Holder.

j. Publicity, Filings, Releases, Etc. Each of the parties agrees that it will not disseminate any information relating to the Transaction Agreements or the transactions contemplated thereby, including issuing any press releases, holding any press conferences or other forums, or filing any reports (collectively, "Publicity"), without giving the other party reasonable advance notice and an opportunity to comment on the contents thereof. Neither party will include in any such Publicity any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally required to be included. In furtherance of the foregoing, the Company will provide to the Lender drafts of the applicable text of the first filing of a Current Report on Form 8-K or a Quarterly or Annual Report on Form 10-Q or 10-K intended to be made with the SEC which refers to the Transaction Agreements or the transactions contemplated thereby as soon as practicable (but at least two (2) Trading Days before such filing will be made) will not include in such filing any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally required to be included. Notwithstanding the foregoing, each of the parties hereby consents to the inclusion of the text of the Transaction Agreements in filings made with the SEC as well as any descriptive text accompanying or part of such filing which is accurate and reasonably determined by the Company's counsel to be legally required. Notwithstanding, but subject to, the foregoing provisions of this Section 4(j), the Company will, after the Closing Date, promptly issue a press release and file a Current Report on Form 8-K or, if appropriate, a quarterly or annual report on the appropriate form, referring to the transactions contemplated by the Transaction Agreements.

k. Independent Nature of Lenders' Obligations and Rights. The obligations of each Lender under the Transaction Agreements are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance of the obligations of any Other Lender under any one or more of the Transaction Agreements. The decision of each Lender or Other Lender to purchase Purchased Securities pursuant to the Transaction Agreements has been made by such Lender independently of any Other Lender. Nothing contained herein or in any Transaction Agreement, and no action taken by any Lender pursuant thereto, shall be deemed to constitute any two or more Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Agreements. Each Lender acknowledges that no Other Lender has acted as agent for such Lender in connection with making its investment hereunder and that no Lender will be acting as agent of such Other Lender in connection with monitoring its investment in the Purchased Securities or enforcing its rights under the Transaction Agreements. Each Lender shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Agreements, and it shall not be necessary for any Other Lender to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Lenders has been provided with the same Transaction Agreements for the purpose of closing a transaction with multiple Lenders and not because it was required or requested to do so by any Lender.

l. Equal Treatment of Lenders. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Agreements unless the same consideration is also offered to all of the parties to the Transaction Agreements.

m. Independent Investment Decision. No Lender has agreed to act with any Other Lender for the purpose of acquiring, holding, voting or disposing of the Securities purchased hereunder for purposes of Section 13(d) under the Exchange Act, and each Lender is acting independently with respect to its investment in the Securities. The decision of each Lender to purchase Purchased Securities pursuant to this Agreement has been made by such Lender independently of any other purchase and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or its subsidiaries which may have made or given by any Other Lender or by any agent or employee of any Other Lender, and no Lender or any of its agents or employees shall have any liability to any Other Lender (or any other person) relating to or arising from any such information, materials, statements or opinions.

5. TRANSFER AGENT INSTRUCTIONS.

a. The Company warrants that, with respect to the Securities, other than the stop transfer instructions to give effect to Section 4(a) hereof, it will give the Transfer Agent no instructions inconsistent with instructions to issue Common Stock from time to time upon conversion of the Debentures or exercise of the Warrants or in connection with the issuance of Payment Shares, as may be applicable from time to time, in such amounts as specified from time to time by the Company to the Transfer Agent, bearing the restrictive legend specified in Section 4(b) of this Agreement prior to registration of the Shares under the 1933 Act, registered in the name of the Lender or its nominee and in such denominations to be specified by the Holder in connection therewith. Except as so provided, the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Agreements. Nothing in this Section shall affect in any way the Lender's obligations and agreement to comply with all applicable securities laws upon resale of the Securities. If the Lender provides the Company with an opinion of counsel reasonably satisfactory to the Company that registration of a resale by the Lender of any of the Securities in accordance with clause (1) (B) of Section 4(a) of this Agreement is not required under the 1933 Act, the Company shall (except as provided in clause (2) of Section 4(a) of this Agreement) permit the transfer of the Securities and, in the case of the Conversion Shares, Warrant Shares, or Payment Shares, as may be applicable, promptly instruct the Transfer Agent to issue one or more certificates for Common Stock without legend in such name and in such denominations as specified by the Lender.

b. Subject to the provisions of this Agreement, the Company will permit the Lender to exercise its right to convert the Debentures in the manner provide in the Debentures and to exercise the Warrants in the manner contemplated by the Warrants.

c. (i) The Company understands that a delay in the issuance of the Shares of Common Stock beyond the Delivery Date (as defined in the Debenture) could result in economic loss to the Lender. As compensation to the Lender for such loss, the Company agrees to pay late payments to the Lender for late issuance of Shares upon conversion in accordance with the following schedule (where "No. Business Days Late" refers to the number of Trading Days which is beyond two (2) Trading Days after the Delivery Date):(8)

No. Business Days Late	Late Payment For Each $10,000 of Principal or Interest Being Converted
1	$100
2	$200
3	$300
4	$400
5	$500
6	$600
7	$700
8	$800
9	$900
10	$1,000
>10	$1,000 + $200 for each Business Day Late beyond 10 days

The Company shall pay any payments incurred under this Section in immediately available funds upon demand as the Lender's exclusive remedy (other than the following provisions of this Section 5(c)) for such delay. Furthermore, in addition to any other remedies which may be available to the Lender, in the event that the Company fails for any reason to effect delivery of such shares of Common Stock by close of business on the Delivery Date, the Lender will be entitled to revoke the relevant Notice of Conversion by delivering a notice to such effect to the Company, whereupon the Company and the Lender shall each be restored to their respective positions immediately prior to delivery of such Notice of Conversion; provided, however, that an amount equal to any payments

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8.   Example: Notice of Conversion is delivered on Monday, August 1, 2005. The Delivery Date would be Thursday, August 4 (the third Trading Day after such delivery). If the certificate is delivered by Monday, August 8 (2 Trading Days after the Delivery Date), no payment under this provision is due. If the certificates are delivered on August 9, that is 1 "Business Day Late" in the table below; if delivered on August 16, that is 6 "Business Days Late" in the table.

contemplated by this Section 5(c) which have accrued through the date of such revocation notice shall remain due and owing to the Converting Holder notwithstanding such revocation.

(ii)   If, by the relevant Delivery Date, the Company fails for any reason to deliver the Shares to be issued upon conversion of a Debenture and after such Delivery Date, the Holder of the Debentures being converted (a "Converting Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Converting Holder (the "Sold Shares"), which delivery such Converting Holder anticipated to make using the Shares to be issued upon such conversion (a "Buy-In"), the Converting Holder shall have the right, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, including, but not limited to, the provisions of the immediately preceding Section 5(c) (i)), the Buy-In Adjustment Amount (as defined below). The "Buy-In Adjustment Amount" is the amount equal to the number of Sold Shares multiplied by the excess, if any, of (x) the Converting Holder's total purchase price per share (including brokerage commissions, if any) for the Covering Shares (9) over (y) the net proceeds per share (after brokerage commissions, if any) received by the Converting Holder from the sale of the Sold Shares. The Company shall pay the Buy-In Adjustment Amount to the Converting Holder in immediately available funds immediately upon demand by the Converting Holder. By way of illustration and not in limitation of the foregoing, if the Converting Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $ 10,000, the Buy-In Adjustment Amount which Company will be required to pay to the Converting Holder will be $1,000.

d. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion of the Debenture or exercise of a Warrant or at the request of the Holder with respect to any Shares previously issued, provided the Transfer Agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, upon request of the Holder and its compliance with the provisions contained in this paragraph, so long as the certificates therefor do not bear a legend and the Holder thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause the Transfer Agent to electronically transmit to the Holder the Common Stock issuable upon conversion of the Debenture or exercise of the Warrant or in replacement of any Shares previously issued by crediting the account of Holder's Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

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9.   Provided, however, that if the Covering Shares were acquired other than by way of an arm's-length open market transaction, the total purchase price for such shares (before brokerage commissions, if any) shall be the lower of (x) the amount actually charged to the Converting Holder for such shares or (y) the closing sale price for shares of Common Stock on the Principal Trading Market, as reported by the Reporting Service, for the Trading Day on which the Covering Shares were transferred to or credited to the Converting Holder's account, multiplied by the number of Covering Shares.

e. The Company shall assume any fees or charges of the Transfer Agent or Company counsel regarding (i) the removal of a legend or stop transfer instructions with respect to Registrable Securities, and (ii) the issuance of certificates or DTC registration to or in the name of the Holder or the Holder's designee or to a transferee as contemplated by an effective Registration Statement.

f. The holder of any Debenture shall be entitled to exercise its conversion privilege with respect to the Debenture notwithstanding the commencement of any case under 11 U.S.C. §101 et seq.. (the "Bankruptcy Code"). In the event the Company is a debtor under the Bankruptcy Code, the Company hereby waives, to the fullest extent permitted, any rights to relief it may have under 11 U.S.C. §362 in respect of such holder's conversion privilege. The Company hereby waives, to the fullest extent permitted, any rights to relief it may have under 11 U.S.C. §362 in respect of the conversion of the Debenture. The Company agrees, without cost or expense to such holder, to take or to consent to any and all action necessary to effectuate relief under 11 U.S.C. §362.

g. The Company will authorize the Transfer Agent to give information relating to the Company directly to the Lender or the Lender's representatives upon the request of the Lender or any such representative, to the extent such information relates to (i) the status of shares of Common Stock issued or claimed to be issued to the Lender in connection with a Notice of Conversion or a Notice of Exercise, or (ii) the aggregate number of outstanding shares of Common Stock of all shareholders (as a group, and not individually) as of a current or other specified date. At the request of the Lender, the Company will provide the Lender with a copy of the authorization so given to the Transfer Agent.

6. CLOSING DATE.

a. The Closing Date shall occur on the date which is the first Trading Day after each of the conditions contemplated by Sections 7 and 8 hereof shall have either been satisfied or been waived by the party in whose favor such conditions run.

b. The closing of the purchase and issuance of the Purchased Securities shall occur on the Closing Date at the offices of the Escrow Agent and shall take place no later than 3:00 P.M., New York time, on such day or such other time as is mutually agreed upon by the Company and the Lender.

c. Notwithstanding anything to the contrary contained herein, the Escrow Agent will be authorized to release the Escrow Funds to the Company and to others and to release the other Escrow Property on the Closing Date upon satisfaction of the conditions set forth in Sections 7 and 8 hereof and as provided in the Joint Escrow Instructions.

7.   CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The Lender understands that the Company's obligation to sell the Purchased Securities to the Lender pursuant to this Agreement on the Closing Date is conditioned upon:

a.   The execution and delivery by the Lender of this Agreement and the other Transactions Agreements required to be signed by the Lender on or before the Closing Date;

b.   Delivery by the Lender to the Escrow Agent by the Closing Date of good funds as payment in full of an amount equal to the Purchase Price in accordance with this Agreement;

c.   The accuracy on such Closing Date of the representations and warranties of the Lender contained in this Agreement, each as if made on such date, and the performance by the Lender on or before such date of all covenants and agreements of the Lender required to be performed on or before such date; and

d.   There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained.

8.   CONDITIONS TO THE LENDER'S OBLIGATION TO PURCHASE.

The Company understands that the Lender's obligation to purchase the Purchased Securities on the Closing Date is conditioned upon:

a.   The execution and delivery by the Company of this Agreement and the other Transaction Agreements required to be signed by the Company on or before the Closing Date;

b.   Delivery by the Company to the Escrow Agent of the ink-signed original Certificates in accordance with this Agreement;

c.   Delivery by the Guarantor to the Escrow Agent of the ink-signed original Guaranty for each Debenture;

d.   On such Closing Date, each of the Transaction Agreements executed by the Company on or before such date shall be in full force and effect and the Company shall not be in default thereunder;

e.   The accuracy in all material respects on such Closing Date of the representations and warranties of the Company contained in this Agreement, each as if made on such date, and the performance by the Company on or before such date of all covenants and agreements of the Company required to be performed on or before such date;

f. On such Closing Date, the Escrow Agent, on behalf of the Lender, shall have received an ink-signed original opinion of counsel for the Company, dated such Closing Date, and addressed to the Lender and the Other Lenders, in form, scope and substance reasonably satisfactory to the Lender, substantially to the effect set forth in Annex III attached hereto;

g. There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained; and

h. From and after the date hereof to and including the Closing Date, each of the following conditions will remain in effect: (i) the trading of the Common Stock shall not have been suspended by the SEC or on the Principal Trading Market; (ii) trading in securities generally on the Principal Trading Market shall not have been suspended or limited; (iii) no minimum prices shall have been established for securities traded on the Principal Trading Market; and (iv) there shall not have been any material adverse change in any financial market.

9. INDEMNIFICATION AND REIMBURSEMENT.

a. (i) The Company agrees to indemnify and hold harmless the Lender and its officers, directors, employees, and agents, and each Lender Control Person from and against any losses, claims, damages, liabilities or expenses incurred (collectively, "Damages") ,joint or several, and any action in respect thereof to which the Lender, its partners, Affiliates, officers, directors, employees, and duly authorized agents, and any such Lender Control Person becomes subject to, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Company contained in this Agreement, as such Damages are incurred, except to the extent such Damages result primarily from Lender's failure to perform any covenant or agreement contained in this Agreement or the Lender's or its officer's, director's, employee's, agent's or Lender Control Person's gross negligence, recklessness or bad faith in performing its obligations under this Agreement.

(ii)   The Company hereby agrees that, if the Lender, other than by reason of its gross negligence, illegal or willful misconduct (in each case, as determined by a non-appealable judgment to such effect), (x) becomes involved in any capacity in any action, proceeding or investigation brought by any shareholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or if the Lender is impleaded in any such action, proceeding or investigation by any Person, or (y) becomes involved in any capacity in any action, proceeding or investigation brought by the SEC, any self-regulatory organization or other body having jurisdiction, against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or (z) is impleaded in any such action, proceeding or investigation by any Person, then in any such case, the Company shall indemnify, defend and hold harmless the Lender from and against and in respect of all losses, claims, liabilities, damages or expenses resulting from, imposed upon or incurred by the Lender, directly or indirectly, and reimburse such Lender for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. The indemnification and reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Lender who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and Lender Control Persons (if any), as the case may be, of the Lender and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Lender, any such Affiliate and any such Person. The Company also agrees that neither the Lender nor any such Affiliate, partner, director, agent, employee or Lender Control Person shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company in connection with or as a result of the consummation of this Agreement or the other Transaction Agreements, except as may be expressly and specifically provided in or contemplated by this Agreement.

b. All claims for indemnification by any Indemnified Party (as defined below) under this Section shall be asserted and resolved as follows:

(i)   In the event any claim or demand in respect of which any Person claiming indemnification under any provision of this Section (an "Indemnified Party") might seek indemnity under paragraph (a) of this Section is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an Affiliate thereof (a "Third Party Claim"), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim for indemnification that is being asserted under any provision of this Section against any Person (the "Indemnifying Party"), together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a "Claim Notice") with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the "Dispute Period") whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under this Section and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim. The following provisions shall also apply.

(x) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this paragraph (b) of this Section, then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to paragraph (a) of this Section). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this subparagraph (x), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this subparagraph (x), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under paragraph (a) of this Section with respect to such Third Party Claim.

(y) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to paragraph (b) of this Section, or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this subparagraph (y), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in subparagraph (z) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this subparagraph (y) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this subparagraph (y), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(z) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under paragraph (a) of this Section or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(ii) In the event any Indemnified Party should have a claim under paragraph (a) of this Section against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under paragraph (a) of this Section specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

12/09/04

c. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to.

10. JURY TRIAL WAIVER. The Company and the Lender hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with the Transaction Agreements.

11.   GOVERNING LAW: MISCELLANEOUS.

a. (i) This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement or any of the other Transaction Agreements and hereby waives, to the maximum extent permitted bylaw, any objection, including any objection based on *forum non conveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Lender for any reasonable legal fees and disbursements incurred by the Lender in enforcement of or protection of any of its rights under any of the Transaction Agreements. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(ii)   The Company and the Lender acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and the other Transaction Agreements and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

b. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

c. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

d. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

e. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

f. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original.

g. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

h. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

i. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

j. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

12. NOTICES. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of

(a) the date delivered, if delivered by personal delivery as against written receipt therefor or by confirmed facsimile transmission,

(b) the fifth Trading Day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

(c) the third Trading Day after mailing by domestic or international express courier, with delivery costs and fees prepaid,

in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY: At the address set forth at the head of this Agreement.
Attn: President
Telephone No.: (941) 917-0788
Telecopier No.: (941) 917-0782

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<center>with a copy to:</center>

Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018
Attn: Darrin Ocasio, Esq.
Telephone No.: (212) 930-9700
Telecopier No.: (212) 930-9725

LENDER: At the address set forth on the signature page of this Agreement. with a copy to:

Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Samuel M. Krieger, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

ESCROW AGENT: Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Samuel Krieger, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

13.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company's and the Lender's representations and warranties herein shall survive the execution and delivery of this Agreement and the delivery of the Certificates and the payment of the Purchase Price, for a period of five (5) years after the Closing Date, and shall inure to the benefit of the Lender and the Company and their respective successors and assigns.

<center>[BALANCE OF PAGE INTENTIONALLY LEFT BLANK.]</center>

[SECURITIES PURCHASE AGREEMENT SIGNATURE PAGE]

IN WITNESS WHEREOF, with respect to the Purchase Price specified below, each the undersigned represents that the foregoing statements made by it above are true and correct and that it has caused this Agreement to be duly executed on its behalf (if an entity, by one of its officers thereunto duly authorized) as of the date first above written.

PURCHASE PRICE: $__________

LENDER:

_________________________________	_______________________________
Address	Printed Name of Lender
	By: __________________________
Telecopier No. ____________________	(Signature of Authorized Person)
_________________________________	Printed Name and Title
Jurisdiction of Incorporation or Organization	

COMPANY:

INFINIUM LABS, INC.

By: __________________________________

Title: _________________________________

ANNEX I	FORM OF DEBENTURE AND GUARANTY
ANNEX II	JOINT ESCROW INSTRUCTIONS
ANNEX III	OPINION OF COUNSEL
ANNEX IV	REGISTRATION RIGHTS AGREEMENT
ANNEX V-A	FORM OF CLASS A WARRANT
ANNEX V-B	FORM OF CLASS B AND CLASS C WARRANTS
ANNEX VI	COMPANY DISCLOSURE MATERIAL
ANNEX VII	COMPANY'S SEC DOCUMENTS AVAILABLE ON EDGAR
ANNEX VIII	FORM OF ADDITIONAL WARRANT

12/09/04

Exhibit 4.2

ANNEX IV
TO
SECURITIES PURCHASE AGREEMENT

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of December 13, 2004 (this "Agreement"), is made by and between INFINIUM LABS, INC., a Delaware corporation with headquarters located at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company"), and each entity named on a signature page hereto (each, an "Initial Investor") (each agreement with an Initial Investor being deemed a separate and independent agreement between the Company and such Initial Investor, except that each Initial Investor acknowledges and consents to the rights granted to each other Initial Investor under such agreement).

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions of the Securities Purchase Agreement, dated as of December 13, 2004, between the Initial Investor and the Company (the "Securities Purchase Agreement"; capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement), the Company has agreed to issue and sell to the Initial Investors the Debentures and the Warrants; and

WHEREAS, the Debentures are convertible into shares of Common Stock (the "Conversion Shares"; which term, for purposes of this Agreement, shall include shares of Common Stock of the Company issuable in lieu of accrued interest, as contemplated by the Debentures) upon the terms and subject to the conditions contained in the Debentures; and

WHEREAS, the Warrant Shares may be issued upon the exercise of the Warrants; and

WHEREAS, to induce the Initial Investor to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "Securities Act"), with respect to the Registrable Securities (as defined below);

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Initial Investor hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Company Counsel" means Sichenzia Ross Friedman Ference LLP, or such other reputable law firm *as* may be retained by the Company from time to time.

"Effective Date" means the date the SEC declares a Registration Statement covering Registrable Securities and otherwise meeting the conditions contemplated hereby to be effective.

"Held Shares Value" means, for shares of Common Stock acquired by the Investor upon a conversion of a Debenture within the twenty (20) Trading Days (excluding any Trading Days on which the on which the Investor is restricted from making sales of Registrable Securities covered by any previously effective Registration Statement) preceding the Restricted Sale Date, but not yet sold by the Investor, the principal amount of the Debentures converted into such Conversion Shares; provided, however, that if the Investor effected more than one such conversion during such twenty (20) Trading Day period and sold less than all of such shares, the sold shares shall be deemed to be derived first from the conversions in the sequence of such conversions (that is, for example, until the number of shares from the first of such conversions have been sold, all shares shall be deemed to be from the first conversion; thereafter, from the second conversion until all such shares are sold).

"Investor" means the Initial Investor and any permitted transferee or assignee who agrees to become bound by the provisions of this Agreement in accordance with Section 9 hereof and who holds Debentures or Registrable Securities.

"Other Issuable Shares" means (i) the Payment Shares, if any, issued or issuable to the Holder as of the date of the filing of the Registration Statement and any amendment thereto or as of any subsequent date, and (ii) the good faith estimate of the Company of the number of other Payment Shares, as the case may be, which the Company anticipates, as of the date of the filing of the Registration Statement and any amendment thereto or any subsequent date, will be issuable to the Holder pursuant to the provisions of the Transaction Agreements.

"Payment Shares" means shares of Common Stock issued by the Company as provided in Section 2(b) below.

"Permitted Suspension Period" means up to two periods during any consecutive 12-month period during which the Holder's right to sell Registrable Securities under the Registration Statement is suspended, each of which suspension period shall neither (i) be for more than ten (10) days nor (ii) begin less than ten (10) business days after the last day of the preceding suspension (whether or not such last day was during or after a Permitted Suspension Period).

"Potential Material Event" means any of the following: (i) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by a determination in good faith by the Board of Directors of the Company that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company; or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a registration statement at such time, in each case where such determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information.

"Register," "Registered," and "Registration" refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement by the SEC.

"Registrable Securities" means, collectively, the Conversion Shares, the Warrant Shares, the Other Issuable Shares, and, if issuable in accordance with the terms of the Agreement, the Additional Warrant Shares.

"Registration Statement" means a registration statement of the Company under the Securities Act covering Registrable Securities on Form SB-2, if the Company is then eligible to file using such form, and if not eligible, on Form 5-1 or other appropriate form.

"Required Effective Date" means, initially, the Initial Required Effective Date or the Increased Required Effective Date (as those terms are defined below), as the case may be.

"Restricted Sale Date" means the first date, other than a date during a Permitted Suspension Period (as defined below), on which the Investor is restricted from making sales of Registrable Securities covered by any previously effective Registration Statement.

2. Registration.

(a) Mandatory Registration.

(i) The Company shall cause Company Counsel to prepare and file with the SEC, as soon as practicable after the Closing Date but no later than thirty (30) days after the Closing Date (the "Required Filing Date"), a Registration Statement registering for resale by the Investor a sufficient number of shares of Common Stock for the Initial Investors to sell the Registrable Securities. Notwithstanding the requirement to register all Registrable Securities, the Company's obligation to register the Registrable Securities shall initially be satisfied by the registration of the Initial Number of Shares to Be Registered (as defined below). The "Initial Number of Shares to Be Registered" is a number of shares of Common Stock which is at least equal to the sum of (x) two hundred percent (200%) of the number of shares into which the Debentures and all dividends thereon through the Maturity Date would be convertible at the time of filing of such Registration Statement (assuming for such purposes that all such Debentures had been eligible to be converted, and had been converted, into Conversion Shares in accordance with their terms, whether or not such eligibility, accrual of interest or conversion had in fact occurred as of such date), based on the Conversion Price then in effect, (y) the number of Warrant Shares covered by the Warrants (assuming for such purposes that all the Basic Warrants and all Additional Warrants, if any, actually issued or issuable as of the date of the filing of the Registration Statement or any pre-effective amendment thereto had been eligible to be exercised and had been exercised for the issuance of Warrant Shares in accordance with their terms, whether or not such eligibility or exercise had in fact occurred as of such date), and (z) the number of Other Issuable Shares as of the date of the filing of

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the Registration Statement or any amendment thereto (provided, however, that for purposes of this provision, the number of Other Issuable Shares shall not be greater than the number of such shares which the SEC permits to be included in the Registration Statement). If, after the filing of the Registration Statement and prior to the Effective Date, the Conversion Price or the number of shares covered by the Warrants or both is or are to be adjusted or if the number of Other Issuable Shares increases, the Company shall file an amendment to the Registration Statement reflecting the registration of the adjusted number of shares reflected in the foregoing formula based on such adjustments. Unless otherwise specifically agreed to in writing in advance by the Holder, the Registration Statement (X) shall include only (1) the Registrable Securities, (2) the shares issuable on exercise of the Finder's Warrants (as defined in the Joint Escrow Instructions) and (3) the shares listed in Schedule 1 annexed hereto, and (Y) shall also state that, in accordance with Rule 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable to prevent dilution resulting from stock splits, or stock dividends.

(ii) The Company and Company Counsel will use their reasonable best efforts to cause such Registration Statement to be declared effective on a date (the "Initial Required Effective Date") which is no later than the earlier of (Y) five (5) days after oral or written notice by the SEC that it may be declared effective or (Z) ninety (90) days after the Closing Date.

(iii) If at any time (an "Increased Registered Shares Date"), the number of shares of Common Stock represented by the Registrable Securities, issued or to be issued as contemplated by the Transaction Agreements, exceeds the aggregate number of shares of Common Stock then registered or sought to be registered in a Registration Statement which has not yet been declared effective, the Company shall either

(X) amend the relevant Registration Statement filed by the Company pursuant to the preceding provisions of this Section 2, if such Registration Statement has not been declared effective by the SEC at that time, to register the Increased Number of Shares to Be Registered (as defined below). The "Increased Number of Shares to Be Registered" is a number of shares of Common Stock which is at least equal to (A) the sum of the number of shares theretofore issued on conversion of the Debentures (including any interest paid on conversion by the issuance of Conversion Shares) and on exercise of the Warrants, plus the Other Issuable Shares issued or issuable as of that date plus (B) the sum of (I) two hundred percent (200%) of the number of shares into which the Unconverted Debentures and all interest thereon through the Maturity Date would be convertible at the time of filing of such Registration Statement or amendment (assuming for such purposes that all Debentures, reduced by any previously converted Debentures, had been eligible to be converted, and had been converted, into Conversion Shares in accordance with their terms, whether or not such eligibility, accrual of interest or conversion had in fact occurred as of such date), (II) the number of Warrant Shares covered by the unexercised Warrants (assuming for such purposes that all the Warrants, including all the Basic Warrants and all Additional Warrants, if any, actually issued or issuable as of the Increased

Registered Shares Date, reduced by any exercised Warrants, had been eligible to be exercised and had been exercised for the issuance of Warrant Shares in accordance with their terms, whether or not such issuance, eligibility or exercise had in fact occurred as of such date), and (III) the number of Other Issuable Shares as of the date of the filing of such amendment to the Registration Statement (provided, however, that for purposes of this provision, the number of Other Issuable Shares shall not be greater than the number of such shares which the SEC permits to be included in the Registration Statement), or

(Y) if such Registration Statement has been declared effective by the SEC at that time, file with the SEC an additional Registration Statement (an "Additional Registration Statement") to register the number of shares equal to the excess of the Increased Number of Shares to Be Registered over the aggregate number of shares of Common Stock already registered.

The Company and Company Counsel will use their reasonable best efforts to cause such Registration Statement to be declared effective on a date (each, an "Increased Required Effective Date") which is no later than (q) with respect to a Registration Statement under clause (X) of this subparagraph (ii), the Initial Required Effective Date and (r) with respect to an Additional Registration Statement, the earlier of (I) five (5) days after notice by the SEC that it may be declared effective or (II) thirty (30) days after the Increased Registered Shares Date.

(b) Payments by the Company.

(i) If the Registration Statement covering the Registrable Securities is not filed as contemplated by this Agreement with the SEC by the Required Filing Date, the Company will make payments to the Initial Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b).(1)

(ii) If the Registration Statement covering the Registrable Securities in form as contemplated by this Agreement(2) is not effective by the relevant Required Effective Date or if there is a Restricted Sale Date, the Company will make payments to the Initial Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b).

(iii) The amount (the "Periodic Amount") to be paid by the Company to the Initial Investor shall be determined as of each Computation Date (as defined below) and such amount shall be equal to the Periodic Amount Percentage (as defined below) of the Purchase Price for all

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1.   The Company acknowledges that a Registration Statement that includes shares not otherwise permitted to be included in the Registration Statement, or which is not filed not in compliance with the provisions of Section 3 hereof, including, but not limited to Section 3(c), shall not be a Registration Statement filed or effective "as contemplated by this Agreement."

2.   See footnote 1.

Debentures for the period from the date following the relevant Required Filing Date or the Required Effective Date or a Restricted Sale Date, as the case may be, to the first relevant Computation Date (each, a "First Period"), and thereafter to each subsequent Computation Date (each, a "Subsequent Period"). The "Periodic Amount Percentage" means (i) two percent (2%) of the Purchase Price for the First Period, and (ii) two percent (2%) of the Purchase Price for each Subsequent Period thereafter. Anything in the preceding provisions of this paragraph (iii) to the contrary notwithstanding, after the relevant Effective Date the Purchase Price shall be deemed to refer to the sum of the principal of the Unconverted Debentures plus the Held Shares Value. By way of illustration and not in limitation of the foregoing, if the Registration Statement is filed on or before the Required Filing Date, but is not declared effective until seventy-five (75) days after the Initial Required Effective Date, the Periodic Amount will aggregate six percent (5%) of the Purchase Price (2% for days 1-30, plus 2% for days 3 1-60, plus 2% for days 6 1-75).

(iv) Each Periodic Amount, if any, will be payable by the Company, except as provided in the other provisions of the immediately succeeding subparagraph (v), in cash or other immediately available funds to the Investor (1) on the day after the Required Filing Date, the Required Effective Date or a Restricted Sale Date, as the case may be, and (2) on the earlier of (A) each thirtieth day thereafter, (B) the third business day after the date the Registration Statement is filed or is declared effective, or (C) the third business day after the Registration Statement has its restrictions removed after the relevant Effective Date, in each case without requiring demand therefor by the Investor.

(v) Notwithstanding the provisions of the immediately preceding subparagraph (iv), at the option of the Investor, exercisable in its sole and absolute discretion by written notice to the Company at any time before the Periodic Amount is paid, all or a portion of the Periodic Amount shall be paid by the issuance of additional shares of Common Stock to the Investor ("Payment Shares") in an amount equal to the Periodic Amount being paid thereby divided by the then applicable Conversion Price; provided, further that the "Delivery Date" for the Payment Shares shall be three (3) business days after the date the Investor gives the notice contemplated by this subparagraph, and the provisions of Sections 5(c) and (d) shall apply with respect thereto.

(vi) The parties acknowledge that the damages which may be incurred by the Investor if the Registration Statement is not filed by the Required Filing Date or the Registration Statement has not been declared effective by a Required Effective Date, including if the right to sell Registrable Securities under a previously effective Registration Statement is suspended or the shares of the Company's stock are not listed on the Principal Trading Market, may be difficult to ascertain. The parties agree that the amounts payable pursuant to the foregoing provisions of this Section 2(b) represent a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of such damages.

(vii) Notwithstanding the foregoing, the amounts payable by the Company pursuant to this provision shall not be payable to the extent any delay in the filing or effectiveness of the Registration Statement occurs because of an act of, or a failure to act or to act timely by the Initial Investor or its counsel.

(viii) "Computation Date" means (A) the date which is the earlier of (1) thirty (30) days after the Required Filing Date, the Required Effective Date or a Restricted Sale Date, as the case may be, or (2) the date after the Required Filing Date, the Required Effective Date or Restricted Sale Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b) (i) hereof) or is declared effective or has its restrictions removed or the shares of the Company's stock are listed on the Principal Trading Market (with respect to payments due as contemplated by Section 2(b) (ii) hereof), as the case may be, and (B) each date which is the earlier of (1) thirty (30) days after the previous Computation Date or (2) the date after the previous Computation Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b) (i) hereof) or is declared effective or has its restrictions removed or the shares of the Company's stock are listed on the Principal Trading Market (with respect to payments due as contemplated by Section 2(b) (ii) hereof), as the case may be.

(c) **Subsequent Registrations.** If, for any reason, the SEC does not permit the registration of any specific component of the Registrable Securities, such excluded Registrable Securities shall be registered by the Company at the earliest possible time thereafter.

3. Obligations of the Company. In connection with the registration of the Registrable Securities, the Company shall do each of the following:

(a) Prepare promptly, and file with the SEC by the Required Filing Date a Registration Statement with respect to not less than the number of Registrable Securities provided in Section 2(a) above, and thereafter use its reasonable best efforts to cause such Registration Statement relating to Registrable Securities to become effective by the Required Effective Date and keep the Registration Statement effective at all times other than during Permitted Suspension Periods during the period (the "Registration Period") continuing until the earlier of (i) the date when the Investors may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits (the "Unrestricted Sale Date") or (ii) the date the Investors no longer own any of the Registrable Securities, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(b) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

(c) Permit a single firm of counsel designated by the Initial Investors (which, until further notice, shall be deemed to be Krieger & Prager LLP, Attn: Samuel M. Krieger, Esq., which firm has requested to receive such notification; each, an "Investor's Counsel") to review the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three (3) business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects.

(d) Notify each Investor and the Investor's Counsel and any managing underwriters immediately (and, in the case of (i) (A) below, not less than three (3) business days prior to such filing) and (if requested by any such person) confirm such notice in writing no later than one (1) business day following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) whenever the SEC notifies the Company whether there will be a "review" of such Registration Statement; (C) whenever the Company receives (or a representative of the Company receives on its behalf) any oral or written comments from the SEC in respect of a Registration Statement (copies or, in the case of oral comments, summaries of such comments shall be promptly furnished by the Company to the Investors); and (D) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iv) if at any time any of the representations or warranties of the Company contained in any agreement (including any underwriting agreement) contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (vi) of the occurrence of any event that to the best knowledge of the Company makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In addition, the Company shall communicate with the Investor's Counsel with regard to its proposed written responses to the comments contemplated in clause (C) of this Section 3(d), so that, to the extent practicable, the Investors shall have the opportunity to comment thereon;

(e) Furnish to each Investor and to Investor's Counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one (1) copy of the Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor;

(f) As promptly as practicable after becoming aware thereof, notify each Investor of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to each Investor as such Investor may reasonably request;

(g) As promptly as practicable after becoming aware thereof, notify each Investor who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of a Notice of Effectiveness or any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time;

(h) Comply with Regulation FD or any similar rule or regulation regarding the dissemination of information regarding the Company, and in furtherance of the foregoing, and not in limitation thereof, not disclose to the Investor any non-public material information regarding the Company;

(i) Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies the Investors in writing that the effectiveness of the Registration Statement is suspended for any reason, whether due to a Potential Material Event or otherwise, the Investors shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of such notice until such Investor receives written notice from the Company that such the effectiveness of the Registration Statement has been restored, whether because the Potential Material Event has been disclosed to the public or it no longer constitutes a Potential Material Event or otherwise; provided, however, that the Company may not so suspend the right to such holders of Registrable Securities during the periods the Registration Statement is required to be in effect other than during a Permitted Suspension Period (and the applicable provisions of Section 2(b) shall apply with respect to any such suspension other than during a Permitted Suspension Period);

(j) Use its reasonable efforts to secure and maintain the designation of all the Registrable Securities covered by the Registration Statement on the Principal Trading Market and the quotation of the Registrable Securities on the Principal Trading Market;

(k) Provide a transfer agent ("Transfer Agent") and registrar, which may be a single entity, for the Registrable Securities not later than the initial Effective Date;

(1) Cooperate with the Investors who hold Registrable Securities being offered to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable

Securities to be in such denominations or amounts as the case may be, as the Investors may reasonably request, and, within five (5) business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the Transfer Agent for the Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) an appropriate instruction and opinion of such counsel, which shall include, without limitation, directions to the Transfer Agent to issue certificates of Registrable Securities (including certificates for Registrable Securities to be issued after the Effective Date and replacement certificates for Registrable Securities previously issued) without legends or other restrictions, subject to compliance with applicable law and other rules and regulations, including, without limitation, prospectus delivery requirements;

(m) Take all other reasonable administrative steps and actions (including the participation of Company counsel) necessary to expedite and facilitate disposition by the Investor of the Registrable Securities pursuant to the Registration Statement; provided, however, that the foregoing does not require that the Company take any steps whatsoever regarding the identification or selection of a broker to sell the Registrable Securities, the identification of buyers of the Registrable Securities, or the negotiation of the sale terms of the Registrable Securities; and

(n) Not file any other registration statement (other than the Registration Statement and amendments thereto) during the period commencing on the Closing Date and ending on the Effective Date.

4. Obligations of the Investors. In connection with the registration of the Registrable Securities, the Investors shall have the following obligations:

(a) Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from the Registration Statement; and

(b) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f), (g) or (i) above, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f), (g) or (i), and, if so directed by the Company, such Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in such Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

5. Expenses of Registration. All reasonable expenses (other than underwriting discounts and commissions of the Investor) incurred in connection with registrations, filings or qualifications pursuant to Section 3, but including, without limitation, all registration, listing, and

qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company shall be borne by the Company. In addition, a fee for a single counsel for the Investors (as a group and not individually) equal to $4,500 for the review of the initial Registration Statement (and pre-effective amendments thereto) and $2,000 for the review of each post-effective amendment to a Registration Statement shall be borne by the Company.

6. Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a) To the extent permitted by law, the Company will indemnify and hold harmiess each Investor who holds such Registrable Securities, the directors, if any, of such Investor, the officers, if any, of such Investor, and each Lender Control Person (each, an "Indemnified Party"), against any losses, claims, damages, liabilities or expenses (joint or several) incurred (collectively, "Claims") to which any of them may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations in the Registration Statement, or any post-effective amendment thereof, or any prospectus included therein: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being, collectively referred to as "Violations"). Subject to clause (b) of this Section 6, the Company shall reimburse the Investors, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) shall not (I) apply to any Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Indemnified Party expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(b) hereof; (II) be available to the extent such Claim is based on a failure of the Investor to deliver or cause to be delivered the prospectus made available by the Company or the amendment or supplement thereto made available by the Company; (III) be available to the extent such Claim is based on the delivery of a prospectus by the Investor after receiving notice from the Company under Section 3(f), (g) or (i) hereof (other than a notice regarding the effectiveness of the Registration Statement or any amendment or supplement thereto), or (IV) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. The Investor will indemnify the Company and its officers, directors and agents (each, an "Indemnified Party") against any claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of such Investor, expressly for use in connection with the preparation of the Registration Statement or the amendment or supplement thereto, subject to such limitations and conditions as are applicable to the indemnification provided by the Company to this Section 6; provided, however, that except where the Investor has committed fraud (other than a fraud by reason of the information included or omitted from the Registration Statement as to which the Company has not given notice as contemplated under Section 3 hereof) or intentional misconduct, such indemnification by the Investor shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9; provided, however, that the Investor shall not obligated to make any indemnification payment to the Company under this Section 6 unless and until there has been a final adjudication of liability on the part of the Investor.

(b) Promptly after receipt by an Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Party, as the case may be. In case any such action is brought against any Indemnified Party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, assume the defense thereof, subject to the provisions herein stated and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party under this Section 6 for any legal or other reasonable out-of-pocket expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation, unless the indemnifying party shall not pursue the action to its final conclusion. The Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and reasonable out-of-pocket expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the Indemnified Party provided such counsel is of the opinion that all defenses available to the Indemnified Party can be maintained without prejudicing the rights of the indemnifying party. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

7. Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fuflest extent permitted by law; provided, however, that (a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6; (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation; and (c) except where the seller has committed fraud (other than a fraud by reason of the information included or omitted from the Registration Statement as to which the Company has not given notice as contemplated under Section 3 hereof) or intentional misconduct, contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. Reports under Securities Act and Exchange Act. With a view to making available to Investor the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Investor to sell securities of the Company to the public without Registration ("Rule 144"), the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) until the Unrestricted Sale Date, furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) if not available on the SEC's EDGAR system, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without Registration; and

(d) at the request of any Investor holding Registrable Securities (a "Holder"), give its Transfer Agent instructions (supported by an opinion of Company counsel, if required or requested by the Transfer Agent) to the effect that, upon the Transfer Agent's receipt from such Holder of

(i) a certificate (a "Rule 144 Certificate") certifying (A) that the Holder's holding period (as determined in accordance with the provisions of Rule 144) for the shares of Registrable Securities which the Holder proposes to sell (the "Securities Being

Sold") is not less than (1) year and (B) as to such other matters as may be appropriate in accordance with Rule 144 under the Securities Act, and

(ii) an opinion of counsel acceptable to the Company (for which purposes it is agreed that the initial Investor's Counsel shall be deemed acceptable if not given by Company Counsel) that, based on the Rule 144 Certificate, Securities Being Sold may be sold pursuant to the provisions of Rule 144, even in the absence of an effective Registration Statement,

the Transfer Agent is to effect the transfer of the Securities Being Sold and issue to the buyer(s) or transferee(s) thereof one or more stock certificates representing the transferred Securities Being Sold without any restrictive legend and without recording any restrictions on the transferability of such shares on the Transfer Agent's books and records (except to the extent any such legend or restriction results from facts other than the identity of the Holder, as the seller or transferor thereof, or the status, including any relevant legends or restrictions, of the shares of the Securities Being Sold while held by the Holder). If the Transfer Agent reasonably requires any additional documentation at the time of the transfer, the Company shall deliver or cause to be delivered all such reasonable additional documentation as may be necessary to effectuate the issuance of an unlegended certificate.

9.   Assignment of the Registration Rights. The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Investor to any transferee of the Registrable Securities or other Securities (such transfer or assignment being subject to the provisions of Section 4(a) of the Securities Purchase Agreement) only if the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned.

10. No Inconsistent Agreements. Except as and to the extent specifically set forth in Schedule 10 attached hereto, neither the Company nor any of its subsidiaries has, as of the date hereof, nor shall the Company nor any of its subsidiaries, on or after the date of this Agreement, enter into, any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as and to the extent specifically set forth in Schedule 10 attached hereto, neither the Company nor any of its subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person. Without limiting the generality of the foregoing, without the written consent of the Holders of a majority of the then outstanding Registrable Securities, the Company shall not grant to any person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the prior rights in full of the Holders set forth herein, and are not otherwise in conflict or inconsistent with the provisions of this Agreement.

11. Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors who hold an eighty (80%) percent interest of the Registrable Securities (as calculated by the principal of the Unconverted Debentures then held by the Investors). Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each Investor and the Company.

12. Miscellaneous.

(a) A person or entity is deemed to be a holder of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b) Notices required or permitted to be given hereunder shall be given in the manner contemplated by the Securities Purchase Agreement, (i) if to the Company or to the Initial Investor, to their respective address contemplated by the Securities Purchase Agreement, and (ii) if to any other Investor, at such address as such Investor shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 12(b).

(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d) (i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Investor for any reasonable legal fees and disbursements incurred by the Investor in enforcement of or protection of any of its rights under this Agreement. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(ii) The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

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(e) The Company and the Investor hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement or any of the other Transaction Agreements.

(f) If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

(g) Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

(h) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

(i) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

(j) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(k) The Company acknowledges that any failure by the Company to perform its obligations under Section 3(a) hereof, or any delay in such performance could result in loss to the Investors, and the Company agrees that, in addition to any other liability the Company may have by reason of such failure or delay, the Company shall be liable for all direct damages caused by any such failure or delay, unless the same is the result of force majeure. Neither party shall be liable for consequential damages.

(1) This Agreement (including to the extent relevant the provisions of other Transaction Agreements) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANKI

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

COMPANY:
INFINIUM LABS, INC.

By:_____
Name_____

Title: _____

INITIAL INVESTOR:

_____
[Print Name of Initial Investor]

By: _____
Name:_____
Title:_____

SCHEDULE 1

A. Specific shares

	Shares	Warrant Shares	Total
Hazinu Ltd.	500,000	500,000	1,000,000
JM Investors, LLC	125,000	125,000	250,000
Fennmore Holdings, LLC	125,000	125,000	250,000
Viscount Investments Limited	83,333	83,333	166,666
Congregation Mishkan Sholom	166,667	166,667	333,334
Total	1,000,000	1,000,000	2,000,000

B. Other shares

The Company may include other shares of other selling shareholders provided all but not less than all of the following conditions are satisfied:

1. The shares represent shares derived from a New Transaction which is a Permitted Transaction (as defined below).

2. A "Permitted Transaction" is one which meets all, and not less than all, of the following conditions: (i) the gross amount of the funding (before deductions for fees and other expenses or disbursements relating to such transaction) provided by the investors in such transaction does not exceed the amount of $4,000,000 less the Total Purchase Price; (ii) the transaction is consummated and fully funded by the earlier of the filing of the Registration Statement or the Required Filing Date; (iii) the transaction provides for the sale of shares of Common Stock or of a convertible security convertible into Common Stock and is not an equity line or credit line transaction (howsoever denominated); (iv) the transaction may (but is not required to) provide for the issuance of warrants convertible into Common Stock; (v) the transaction may (but is not required to) provide for any one or more of the following: provisions similar to Section 4(g) of the Agreement, but not Section 4(h) of the Agreement; and registration rights similar to those provided in this Registration Rights Agreement (other than the right to permit shares to be included in the Registration Statement not permitted by the Registration Rights Agreement), provided that none of such terms contemplated by this clause (v) or any terms not contemplated by clauses (i) through (iv) provided to the investors in such transaction are better (for the investor) than the corresponding terms of the Transaction Agreements; and (vi) the offering and consummation of such transaction will not adversely affect the exemption from registration available for the transactions contemplated by the Transaction Agreements.

3. If the Permitted Transaction is a Lower Price Transaction, the provisions of Section 4(g) will apply to the Permitted Transaction.

Exhibit 4.3

ANNEX I TO
SECURITIES PURCHASE AGREEMENT
<PROTOTYPE FOR EACH ISSUANCE>

FORM OF DEBENTURE

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

No. 04-02-___(1) US $____________

INFINIUM LABS, INC.

8% CONVERTIBLE DEBENTURE SERIES 04-02 DUE DECEMBER ___, 2005(2)

THIS DEBENTURE is one of a duly authorized issue of up to $___ in Debentures of INFINIUM LABS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Company") designated as its 8% Convertible Debentures Series 04-02.

FOR VALUE RECEIVED, the Company promises to pay to _______________, the registered holder hereof (the "Holder"), the principal sum of ______________________and 00/100 Dollars (US $________) on December , 2005(3) (the "Maturity Date") and to pay interest on the principal sum outstanding from time to time in arrears at the rate of 8% per annum, accruing from December ___, 2004(4), the date of initial issuance of this Debenture (the "Issue Date"), on the date (each, an "Interest Payment Date") which is the earlier of (i) a Conversion Date (as defined below) or (ii) the Maturity Date, as the case may be. Accrual of interest shall commence on the Issue Date and shall continue to accrue on a daily basis until payment and/or conversion in full of the principal sum has been made or duly provided for. Additional provisions regarding the payment

(1) Insert unique Debenture number for each issuance.

(2) Insert date which is the first anniversary of the Closing Date.

(3) Insert Total Purchase Price

(4) Insert the Closing Date.

1

of interest are provided in Section 4(D) below (the terms of which shall govern as if this sentence were not included in this Debenture).

This Debenture is being issued pursuant to the terms of the Securities Purchase Agreement, dated as of December 13, 2004 (the "Securities Purchase Agreement"), to which the Company and the Holder (or the Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

This Debenture is subject to the following additional provisions:

1. The Debentures will initially be issued in denominations determined by the Company, but are exchangeable for an equal aggregate principal amount of Debentures of different denominations, as reasonably requested by the Holder surrendering the same. No service charge will be made for such registration or transfer or exchange.

2. The Company shall be entitled to withhold from all payments of principal of, and interest on, this Debenture any amounts required to be withheld under the applicable provisions of the United States income tax laws or other applicable laws at the time of such payments, and Holder shall execute and deliver all required documentation in connection therewith.

3. This Debenture has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"), and other applicable state and foreign securities laws and the terms of the Securities Purchase Agreement. The Holder shall deliver prior written notice to the Company of any proposed transfer of this Debenture. In no event shall such transfer by a Holder be for less than $50,000 of principal of the Debentures held by the Holder or the remaining outstanding balance of the Holder's Debentures, whichever is less. In the event of any proposed transfer of this Debenture, the Company may require, prior to issuance of a new Debenture in the name of such other person, that it receive reasonable transfer documentation, including legal opinions, that is sufficient to evidence that such proposed transfer complies with the Act and other applicable state and foreign securities laws and the terms of the Securities Purchase Agreement. Prior to due presentment for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

4. A. (i) At any time on or after the Commencement Date (as defined below) and prior to the time this Debenture is paid in full in accordance with its terms (including without limitation after the Maturity Date and after the occurrence of an Event of Default, as defined below), the Holder of this Debenture is entitled, at its option, subject to the following provisions of this Section 4, to convert this Debenture at any time into shares of Common Stock, $0.0001 par value ("Common Stock"), of the Company of the Company at the Conversion Price (as defined below) per share.

(ii) The term "Conversion Price" means seventy-five percent (75%; the "Current Percentage") of the lowest Closing Price during the five (5) Trading Days ending on the Trading Day immediately before the Conversion Date; provided, however, that in no event will the Conversion Price be (x) more than $ _____(5) (the "Maximum Conversion Price") or (y) until the earliest of (I) the date which is the four (4) months after the Closing Date, (II) the date after the Closing Date on which the Company files a registration statement on Form S-8, or (III) the date on which the Company first issues a Mandatory Conversion Notice (as defined below), lower than $ _____ (6) (the "Minimum Conversion Price") (as each such amount may be adjusted from time to time as provided herein).

(iii) The term "Commencement Date" means the earlier of (i) the date which is sixty-five (65) days after the Issue Date, or (ii) the Effective Date.

B. Conversion shall be effectuated either by delivery to the Company or by facsimile transmission (as provided in Section 12 hereof) of a completed and duly executed Notice of Conversion (as defined below) to the address or facsimile number provided in the Notice of Exercise (as such address or facsimile number may be revised by notice given by the Company as contemplated by the Section headed "NOTICES" in the Securities Purchase Agreement). The notice of conversion ("Notice of Conversion") shall be executed by the Holder of this Debenture and shall evidence such Holder's intention to convert this Debenture or a specified portion hereof in the form annexed hereto as Exhibit A. If paid in Common Stock as contemplated hereby, interest accrued or accruing from the Issue Date to the relevant Interest Payment Date shall be paid in Common Stock at the Conversion Price applicable as of such Interest Payment Date. No fractional shares of Common Stock or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. The date on which Notice of Conversion is given (the "Conversion Date") shall be deemed to be the date on which the Holder faxes or otherwise delivers the Notice of Conversion to the Company so that it is received by the Company on or before such specified date, provided that, if such conversion would convert the entire remaining principal of this Debenture, the Holder shall deliver to the Company the original Debentures being converted no later than five (5) Trading Days thereafter. Facsimile delivery of the Notice of Conversion shall be accepted by the Company by hand, mail or courier delivery at the address specified in said Exhibit A or at the facsimile number specified in said Exhibit A (each of such address or facsimile number may be changed by notice given to the Holder in the manner provided in the Securities Purchase Agreement). Certificates representing Common Stock upon conversion ("Conversion Certificates") will be delivered to the Holder at the address specified in the Notice of Conversion (which may be the Holder's address for notices as contemplated by the Securities Purchase Agreement or a different address), via express courier, by electronic transfer

_____

(5) Insert amount which is equal to 125% of the average Closing Price for the 3 Trading Days ending on the Trading Day immediately preceding the Closing Date.

(6) Insert amount which is equal to 50% of the average Closing Price for the 3 Trading Days ending on the Trading Day immediately preceding the Closing Date.

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or otherwise, within three (3) Trading Days (such third Trading Day, the "Delivery Date") after the date on which the Notice of Conversion is delivered to the Company as contemplated in this paragraph B, and, if interest is paid by Common Stock, the Interest Payment Date. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 4(B) on the Conversion Date.

C.   Notwithstanding any other provision hereof or of any of the other Transaction Agreements, in no event (except (i) as specifically provided herein as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to convert any portion of this Debenture, or shall the Company have the obligation to convert such Debenture (and the Company shall not have the right to pay interest hereon in shares of Common Stock) to the extent that, after such conversion or issuance of stock in payment of interest, the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Debentures or other convertible securities or of the unexercised portion of warrants or other rights to purchase Common Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Debentures with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such conversion). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Debenture, further agrees that if the Holder transfers or assigns any of the Debentures to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 4(C) as if such transferee or assignee were the original Holder hereof. Aside from any restrictions imposed by applicable law, nothing herein shall preclude the Holder from disposing of a sufficient number of other shares of Common Stock beneficially owned by the Holder so as to thereafter permit the continued conversion of this Debenture.

D.   (i) Subject to the terms of Section 4(C) and to the other terms of this Section 4(D), interest on the principal amount of this Debenture converted pursuant to a Notice of Conversion shall be due and payable, at the option of the Company, in cash or Common Stock on the Interest Payment Date.

(ii) If the interest is to be paid in cash, the Company shall make such payment within three (3) Trading Days of the Interest Payment Date. If the interest is not paid by such third Trading Day, the interest must be paid in Common Stock in accordance with the provisions of Section 4(D) (i) hereof, unless the Holder consents otherwise in each specific instance.

(iii) Notwithstanding the foregoing, the Company's right to issue shares in payment of such interest is applicable if, and only if, there is then a currently effective Registration Statement covering the resale of the shares to be issued to the Holder in payment of such interest.

(iv) The number of shares of Common Stock to be issued in payment of such interest shall be determined by dividing the dollar amount of the interest to be so paid by the Conversion Price on the relevant Interest Payment Date. Such Common Stock shall be delivered to the Holder, or per Holder's instructions, on the Delivery Date for the related Conversion Certificates pursuant to Section 4(B) hereof.

(iv) If the Company elects to have the interest paid in cash, the Company shall make such payment within three (3) Trading Days of the Interest Payment Date. If such payment is not made in cash by such date, it shall be deemed that, subject to the provisions of Section 4(C) hereof, the Company has elected to pay the interest in stock, if, but only if, the Registration Statement covering the shares being issued is effective on the date such shares are issued.

E.   Anything herein to the contrary notwithstanding, in the circumstances contemplated by Section 4(g) of the Securities Purchase Agreement, the Conversion Price and the other terms of the Unconverted Debenture (as defined below) may be adjusted in the manner provided in said Sections of the Securities Purchase Agreement. The term "Unconverted Debenture" means the principal amount of this Debenture which has not been converted as of the relevant date.

F.   (i) Subject to the terms and conditions of this Section 4(F), on each Mandatory Conversion Date (as defined below), without further action by the Holder, the outstanding principal and accrued but unpaid interest on this Debenture equal to the Mandatory Conversion Amount (as defined below) shall be deemed converted into Common Stock at the Conversion Price in effect on such Mandatory Conversion Date. The Mandatory Conversion Date shall be a Conversion Date for all purposes of this Debenture and the other Transaction Agreements, except that the provisions of Section 4(C) shall not apply on the Mandatory Conversion Date. Any such mandatory conversion shall be subject to the following terms and conditions of this Section F to the extent relevant.

(ii) The following terms shall have the meanings indicated:

(a) "Mandatory Conversion Amount" is the amount equal to (x) the Lender's Allocable Share of (x) ten percent (10%) of the Weekly Weighted Trading Volume for the Trading Week ended on the last Trading Day before the date the Mandatory Conversion Notice is given.

(b) "Mandatory Conversion Date" means the last Trading Day of the Mandatory Conversion Period.

(c) "Mandatory Conversion Notice" means a written notice from the Company to the Holder specifying that the Holder is required to convert at least the Mandatory Conversion Amount during the Mandatory Conversion Period.

(d) "Mandatory Conversion Period" means, if the Company issues a Mandatory Conversion Notice, the period beginning on the calendar day after the last Trading Day of the most recent Trading Week and ending on the last Trading Day of the following calendar week.(7)

(e) "Trading Week" means the Trading Days during the period beginning on the first Trading Day after a Sunday and ending on the last Trading Day before the next following Monday.

(f) "Weighted Volume" shall mean, for each Trading Day, the product of (a) the Closing Price for that Trading Day, multiplied by (b) the volume for the Common Stock traded on the Principal Market for that Trading Day, each as reported by the Reporting Service.

(g) "Weekly Weighted Trading Volume" means the total of the Weighted Volume for all of the Trading Days in a Trading Week.

(iii) If, but only if, all of the following conditions are true

(a) the Registration Statement covering the resale of the Conversion Shares to be issued on the relevant Mandatory Conversion Date is in effect on the date the Company issues a Mandatory Conversion Notice and on the relevant Mandatory Conversion Date,

(b) the Company is not in default of any material obligation under any of the Transaction Agreements on the date the Company issues a Mandatory Conversion Notice and on the relevant Mandatory Conversion Date ,and

(c) the Common Stock of the Company, including the Conversion Shares to be issued on the Mandatory Conversion Date, are eligible for trading on the Principal Trading Market,

then on or before the first Trading Day after any given Trading Week, the Company will have the right to give the Holder a Mandatory Conversion Notice, and the provisions of subparagraph (iv) below will apply. If any of these conditions is not true on the date the Mandatory Conversion Notice is given or on the Mandatory Conversion Date, the Mandatory Conversion Notice shall be deemed canceled ab initio.

(iv) The Mandatory Conversion Notice shall specify the Mandatory Conversion Amount and provide information supporting the calculation of such Mandatory

---

(7) A calendar week begins on Monday and ends on the last Trading Day before the following Monday. If a Mandatory Conversion Notice were issued on Monday, April 11, 2005 (with respect to the Weekly Weighted Trading Volume for the Trading Days April 4, 2005 through April 8,2005, inclusive, the Mandatory Conversion Period would begin April 9, 2005 and continue through April 15, 2005.

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Conversion Amount. If during the Mandatory Conversion Period (ending at the close of business on the Mandatory Conversion Date), the Holder has not submitted one or more Notices of Conversion for, in the aggregate, at least the Mandatory Conversion Amount, the Holder shall be deemed, without further action, to have submitted a Notice of Conversion on the Mandatory Conversion Date for the principal amount equal to the difference between the Mandatory Conversion Amount and the aggregate principal amount specified in Notices of Conversion actually submitted by the Holder during the Mandatory Conversion Period.

(v) Provided each satisfies the provisions of this Section 4(F), the Company may issue multiple Mandatory Conversion Notices, but not more than one in any Trading Week..

(vi) After receiving a Mandatory Conversion Notice, the Holder shall continue to have the right to convert any outstanding portion of this Debenture in accordance with its terms until it is fully converted.

5. A. No provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the time, place, and rate, and in the coin or currency or where contemplated herein in shares of its Common Stock, as applicable, as herein prescribed. This Debenture and all other Debentures now or hereafter issued of similar terms are direct obligations of the Company.

B.   Except as provided in Section 5(C), this Debenture may not be prepaid in whole or in part at any time prior to the Maturity Date, except with the prior written consent of the Holder in each instance, which consent is in the sole and absolute discretion of the Holder and may be withheld for any reason or for no reason whatsoever.

C.   Anything herein or in any of the other Transaction Agreements to the contrary notwithstanding, at any time after the Effective Date, the Company will have the absolute and unconditional right to redeem all, but not less than all, of the then Unconverted Debenture in cash for the Redemption Amount (as defined below) in accordance with the terms of this Section 5(C) (such redemption, a "Redemption"), subject to the following terms and conditions:

(i) The Company may give a written notice (a "Redemption Notice") to the Holder of its intention to effect a Redemption. The Redemption Notice shall (x) specify a date (the "Scheduled Redemption Payment Date") on which such Redemption will be effected; provided, however, that the Scheduled Redemption Payment Date must be at least fifteen (15) Trading Days and not more than twenty (20) Trading Days after the Holder's actual receipt of the Redemption Notice, and (y) identify the bank (the "Redemption Payment Bank") where the Redemption Funds (as defined below) will be deposited prior to the issuance of the Confirmation Notice (as defined below).

(ii) No later than five (5) business days after the date the Redemption Notice is given to the Holder, the Company will send a notice (the "Confirmation Notice") to the Holder that funds (the "Redemption Funds") equal to the Redemption Amount (calculated as of the Scheduled Redemption Payment Date) have been deposited with the Prepayment Bank, together with confirmation of such deposit by the Redemption Payment Bank. The Confirmation Notice will also include instructions for the method by which the Holder can provide instructions to the Redemption Payment Bank to make payment by check or wire, as specified by the Holder, on the Scheduled Redemption Payment Date.

(iii) The "Redemption Amount" is the amount, payable in cash, equal to (x) the aggregate principal of the Unconverted Debenture (the "Accrued Principal Amount") and all accrued interest thereon through and including the Redemption Payment Date (as defined below), multiplied by (y) one hundred ten percent (110.00%). The "Redemption Payment Date" is the date the Redemption Amount is actually paid to the Holder.

(iv) Anything in this Debenture or any Notice of Conversion to the contrary notwithstanding, upon the Holder's receipt of a Redemption Notice, the Holder shall have the right, in the Holder's sole and absolute discretion, to notify the Company in writing that the Holder has canceled all or any part of any outstanding Notice of Conversion for which the Conversion Shares have not been delivered to the Holder. In such event the Debentures for which the Notice of Conversion has been canceled shall be deemed Unconverted Debentures.

(v) Even after the issuance of a Redemption Notice, the Holder may continue to convert this Debenture as provided in the other provisions of this Debenture until the Redemption Payment Date, and the Company covenants to honor all Notices of Conversion duly given by the Holder, without regard to the issuance of the Redemption Notice. If the Holder converts any portion of this Debenture after the date of the Redemption Notice and prior to the payment of the Redemption Amount to the Holder, so that the then outstanding principal of this Debenture is less than the Accrued Principal Amount, the Holder shall notify the Prepayment Bank of the then outstanding principal of this Debenture. The Redemption Amount will then be adjusted to and be deemed to be equal such outstanding principal plus all accrued but unpaid interest thereon through the Redemption Date.

(vi) If the Confirmation Notice is not timely given or if the Redemption Funds are not timely paid or made available to the Holder, the Holder will have the option, exercisable at any time prior to the actual payment of the Redemption Amount (together with any additional interest accruing on the Accrued Principal Amount after the Scheduled Redemption Payment Date) to effect either or both of the following actions: (x) cancellation, *ab initlo,* of the prepayment contemplated by the Redemption Notice and (y) cancellation of the Company's prepayment right under this Section 5(C) at any time thereafter.

6. No recourse shall be had for the payment of the principal of, or the interest on, this Debenture, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

7. All payments contemplated hereby to be made "in cash" shall be made in immediately available good funds of United States of America currency by wire transfer to an account designated in writing by the Holder to the Company (which account may be changed by notice similarly given). All payments of cash and each delivery of shares of Common Stock issuable to the Holder as contemplated hereby shall be made to the Holder at the address last appearing on the Debenture Register of the Company as designated in writing by the Holder from time to time; except that the Holder can designate, by notice to the Company, a different delivery address for any one or more specific payments or deliveries.

8. If, for as long as this Debenture remains outstanding, the Company enters into a merger (other than where the Company is the surviving entity) or consolidation with another corporation or other entity or a sale or transfer of all or substantially all of the assets of the Company to another person (collectively, a "Sale"), the Company will require, in the agreements reflecting such transaction, that the surviving entity expressly assume the obligations of the Company hereunder. Notwithstanding the foregoing, if the Company enters into a Sale and the holders of the Common Stock are entitled to receive stock, securities or property in respect of or in exchange for Common Stock, then as a condition of such Sale, the Company and any such successor, purchaser or transferee will agree that the Debenture may thereafter be converted on the terms and subject to the conditions set forth above into the kind and amount of stock, securities or property receivable upon such merger, consolidation, sale or transfer by a holder of the number of shares of Common Stock into which this Debenture might have been converted immediately before such merger, consolidation, sale or transfer, subject to adjustments which shall be as nearly equivalent as may be practicable. In the event of any such proposed Sale, (i) the Holder hereof shall have the right to convert by delivering a Notice of Conversion to the Company within fifteen (15) days of receipt of notice of such Sale from the Company, except that Section 4(C) shall not apply to such conversion.

9. If, at any time while any portion of this Debenture remains outstanding, the Company spins off or otherwise divests itself of a part of its business or operations or disposes of all or of a part of its assets in a transaction (the "Spin Off") in which the Company, in addition to or in lieu of any other compensation received and retained by the Company for such business, operations or assets, causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's Debentures outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Debentures") been converted as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the conversion of all or any of the Outstanding Debentures, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares multiplied by (y) a fraction, of which (I) the numerator is the principal amount of the Outstanding Debentures then being converted, and (II) the denominator is the principal amount of the Outstanding Debentures.

10. If, at any time while any portion of this Debenture remains outstanding, the Company effectuates a stock split, combination or reverse stock split of its Common Stock or issues a dividend on its Common Stock consisting of shares of Common Stock, the Conversion Price and any other

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amounts calculated as contemplated hereby or by any of the other Transaction Agreements shall be equitably adjusted to reflect such action. By way of illustration, and not in limitation, of the foregoing, (i) if the Company effectuates a 2:1 split of its Common Stock, thereafter, with respect to any conversion for which the Company issues shares after the record date of such split, the Conversion Price shall be deemed to be one-half of what it had been immediately prior to such split; (ii) if the Company effectuates a 1:10 reverse split of its Common Stock, thereafter, with respect to any conversion for which the Company issues shares after the record date of such reverse split, the Conversion Price shall be deemed to be ten times what it had been calculated to be immediately prior to such split; and (iii) if the Company declares a stock dividend of one share of Common Stock for every 10 shares outstanding, thereafter, with respect to any conversion for which the Company issues shares after the record date of such dividend, the Conversion Price shall be deemed to be such amount multiplied by a fraction, of which the numerator is the number of shares (10 in the example) for which a dividend share will be issued and the denominator is such number of shares plus the dividend share(s) issuable or issued thereon (11 in the example).

11. The Holder of the Debenture, by acceptance hereof, agrees that this Debenture is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Debenture or the shares of Common Stock issuable upon conversion thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

12. Any notice required or permitted hereunder shall be given in manner provided in the Section headed "NOTICES" in the Securities Purchase Agreement, the terms of which are incorporated herein by reference.

13. A. This Debenture shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted bylaw, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Debenture. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

B. The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Debenture were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Debenture and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

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14. JURY TRIAL WAIVER. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out of or in connection with this Debenture.

15. The following shall constitute an "Event of Default":

    a.   The Company shall default in the payment of principal or interest on this Debenture, or any other amount due hereunder, and, in any such instance, the same shall continue for a period of five (5) Trading Days; or

    b.   Any of the representations or warranties made by the Company herein, in the Securities Purchase Agreement or any of the other Transaction Agreements shall be false or misleading in any material respect at the time made; or

    c.   Subject to the terms of the Securities Purchase Agreement, the Company fails to authorize or to cause its Transfer Agent to issue shares of Common Stock upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture, fails to transfer or to cause its Transfer Agent to transfer any certificate for shares of Common Stock issued to the Holder upon conversion of this Debenture and when required by this Debenture or the Registration Rights Agreement, and such transfer is otherwise lawful, or fails to remove any restrictive legend on any certificate or fails to cause its Transfer Agent to remove such restricted legend, in each case where such removal is lawful, as and when required by this Debenture, the Agreement or the Registration Rights Agreement, and any such failure shall continue uncured for ten (10) Trading Days; or

    d.   The Company shall fail to perform or observe, in any material respect, any covenant, term, provision, condition, agreement or obligation of the Company under any of the Transaction Agreements and such failure shall continue uncured for a period of thirty (30) days after written notice from the Holder of such failure; or

    e.   The Company shall (1) admit in writing its inability to pay its debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (3) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

    f.   A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

    g.   Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

h. Any money judgment, writ or warrant of attachment, or similar process in excess of Two Hundred Thousand Dollars ($200,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

j. Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

k. The Company shall have its Common Stock suspended from trading on, or delisted from, the Principal Trading Market for in excess often (10) Trading Days; or

1. Any event defined in another provision of this Debenture as an Event of Default shall have occurred.

If an Event of Default shall have occurred, then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Debenture immediately due and payable (and the Maturity Date shall be accelerated accordingly), without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any other Transaction Agreements to the contrary notwithstanding, and interest shall accrue on the total amount due (the "Default Amount") on the date of the Event of Default (the "Default Date") at the rate of 18% per annum or the maximum rate allowed by law, whichever is lower, from the Default Date until the date payment is made, and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

16. Nothing contained in this Debenture shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or receive notice as a shareholder in respect of any meeting of shareholders or any rights whatsoever as a shareholder of the Company, unless and to the extent converted in accordance with the terms hereof.

17. (i) As evidenced by his signature below, the Guarantor (as defined below) is personally guarantying to the Holder the timely and full fulfillment of all of the obligations of the Company under this Debenture (each, an "Obligation" and collectively, the "Obligations") on the

terms provided above and in the Personal Guarantee attached to this Debenture. Such guaranty is further evidenced by the Personal Guarantee of Guarantor (the "Guarantee") attached hereto executed by the Guarantor in favor of and delivered to the Holder.

(ii) The term "Guarantor" means Timothy M. Roberts, an officer and director of the Company.

[Balance of page intentionally left blank]

18. In the event for any reason, any payment by or act of the Company or the Holder shall result in payment of interest which would exceed the limit authorized by or be in violation of the law of the jurisdiction applicable to this Debenture, then *ipso facto* the obligation of the Company to pay interest or perform such act or requirement shall be reduced to the limit authorized under such law, so that in no event shall the Company be obligated to pay any such interest, perform any such act or be bound by any requirement which would result in the payment of interest in excess of the limit so authorized. In the event any payment by or act of the Company shall result in the extraction of a rate of interest in excess of a sum which is lawfully collectible as interest, then such amount (to the extent of such excess not returned to the Company) shall, without further agreement or notice between or by the Company or the Holder, be deemed applied to the payment of principal, if any, hereunder immediately upon receipt of such excess funds by the Holder, with the same force and effect as though the Company had specifically designated such sums to be so applied to principal and the Holder had agreed to accept such sums as an interest-free prepayment of this Debenture. If any part of such excess remains after the principal has been paid in full, whether by the provisions of the preceding sentences of this Section or otherwise, such excess shall be deemed to be an interest-free loan from the Company to the Holder, which loan shall be payable immediately upon demand by the Company. The provisions of this Section shall control every other provision of this Debenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: _____, 20___

INFINIUM LABS, INC.

By: _____

_____
(Print Name)

_____
(Title)

PERSONAL GUARANTEE OF GUARANTOR

The undersigned has executed the attached Personal Guarantee.

_____
Timothy M. Roberts

PERSONAL GUARANTEE OF GUARANTOR

Reference is made to the 8% Convertible Debenture Series 04-02 Due December ¬ 2005 (the "Debenture") of Infinium Labs, Inc. to _____. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Debenture.

To induce the Holder (or Holder's predecessor in interest) to make the loan to the Company contemplated by the Securities Purchase Agreement, the Guarantor hereby unconditionally personally guarantees to the Holder the timely and full fulfillment of all of the obligations of the Company under the above Debenture (each, an "Obligation" and collectively, the "Obligations") on the terms provided in the Debenture.

The guaranty provided by the Guarantor hereby is referred to as the "Guarantee."

This Guarantee will remain in effect as long as any of the Obligations is not fully satisfied, except that it will terminate of the Early Termination Date (as defined below), if any.

The Guarantor agrees that the Holder may proceed against the Guarantor alone on account of this Guarantee without any obligation to proceed against or to exhaust any remedies against the Company or against any other Party.

Guarantor is an officer and director of the Company. Guarantor represents to the Holder that he has determined that it is in his best interest to execute and deliver this Guarantee.

Guarantor agrees that the Holder may extend or modify the terms of the Obligations with the Company without the prior consent of the Guarantor, but the terms of this Guarantee shall continue to apply to the Obligations as so extended or modified. Except to the extent that the Guarantor actually fulfills any of the Obligations, no Guarantee by the Guarantor or any other guarantor shall reduce or modify the obligations of the Company or any other Party hereunder or under any of the Transaction Documents.

Any other provision of this Guarantee to the contrary notwithstanding, Guarantor's obligations under this Guarantee shall terminate, even if any part of the Obligation is then still outstanding, on the date (the "Early Termination Date") which is the earlier to occur of either the following:

(i)   if the Company consummates a single financing transaction for a gross amount (before deduction of customary fees and expenses) of at least Ten Million Dollars (US $10,000,000.00), the date such funding is consummated; or

(ii)   if the Company enters into an agreement pursuant to which it is to be acquired by or merged into another entity (which other entity was not an affiliate of the Company or of any of Company Control Person for at least three months prior to the execution of such agreement or for at least one year after the consummation of such transaction) and such agreement provides that, upon consummation of the

12/09/04

transaction contemplated by such agreement, the Guarantor will no longer be an officer, director, consultant or employee of Company, the date on which the Guarantor ceases to be all of an officer, director, consultant or employee of the Company.

Guarantor represents to the Holder that this Guarantee is the valid and binding agreement of the Guarantor, enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

The provisions of Section 17 of the Debenture are incorporated herein by reference as if set forth herein in full.

Guarantor agrees that the provisions of Sections 12, 13 and 14 of the Debenture apply to the Guarantor, as if the Guarantor were the Company named therein.

Guarantor acknowledges that it is aware that Holder is explicitly relying on the execution and delivery of this Guarantee by such Guarantor and on the enforceability of this Guarantee against such Guarantor in making the determination to enter into the Securities Purchase Agreement and to consummate the loan transaction contemplated thereby.

IN WITNESS WHEREOF, Guarantor has executed and delivered this Guarantee as of the _____th day of December, 2004.

_____
Timothy M. Roberts

EXHIBIT A

NOTICE OF CONVERSION
OF
8% CONVERTIBLE DEBENTURE SERIES 04-02 DUE DECEMBER ___, 2005

(To be Executed by the Registered Holder in Order to Convert the Debenture)

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
      2033 Main Street, Suite 1309   (941) 917-0782
      Sarasota, FL 34237
      Attn: President

FROM: _____ ("Holder")

DATE: _____ (the "Conversion Date")

RE: Conversion of $_____ principal amount (the "Converted Debenture") of the 8% Convertible Debenture Series 04-02-___ Due December ____, 2005 (the "Debenture") of INFINIUM LABS, INC. (the "Company") into _____ shares (the "Conversion Shares") of Common Stock (defined below)

The captioned Holder hereby gives notice to the Company, pursuant to the captioned Debenture that the Holder elects to convert the Converted Debenture into fully paid and non-assessable shares of Common Stock, $0.0001 par value (the "Common Stock"), of the Company as of the Conversion Date specified above. Said conversion shall be based on the following Conversion Price *(check one and fill in blank)*

$ _____ representing the original Conversion Price (as defined in the Debenture)

$ _____ representing the original Conversion Price (as defined in the Debenture), adjusted in accordance with the provisions of the Debenture.

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Based on this Conversion Price, the number of Conversion Shares indicated above should be issued in the following name(s):

Name and Record Address   Conversion Shares

_____   _____

_____   _____

_____   _____

It is the intention of the Holder to comply with the provisions of Section 4(C) of the Debenture regarding certain limits on the Holder's right to convert thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this conversion complies with the provisions of said Section 4(C). Nonetheless, to the extent that, pursuant to the conversion effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, *ab initio,* to refer to the conversion which would result in the issuance of shares consistent with such provision. Any conversion above such amount is hereby deemed void and revoked.

As contemplated by the Debenture, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

If this Notice of Conversion represents the full conversion of the outstanding balance of the Converted Debenture, the Holder either (1) has previously surrendered the Converted Debenture, duly endorsed, to the Company or (2) will surrender (or cause to be surrendered) the Converted Debenture, duly endorsed, to the Company at the address indicated above by express courier within five (5) Trading Days after delivery or facsimile transmission of this Notice of Conversion.

The certificates representing the Conversion Shares should be transmitted by the Company to the Holder *(check one)*

__ via express courier or

__ by electronic transfer (DTC)

within the time contemplated by the Debenture and Securities Purchase Agreement after receipt of this Notice of Conversion (by facsimile transmission or otherwise) to:

_____

_____

_____

_____

_____

The Holder has determined that accrued but unpaid interest on the Converted Debenture through the Conversion Date is $_____ (subject to further accrual if payment not timely made). As contemplated by the Debenture, the Company should also pay all such accrued but unpaid interest on the Converted Debenture to the Holder.

    --   If the Company elects to pay such interest in Common Stock, as contemplated by and subject to the provisions of the Debenture, such shares should be issued in the name of the Holder and delivered in the same manner as, and together with, the Conversion Shares.

    --   If the Company elects or is required to pay the interest paid in cash, such payment should be made by wire transfer as follows:

_____
(Print name of Holder)

By: _____
      (Signature of Authorized Person)

_____
(Printed Name and Title)

NOTICE OF CONVERSION
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates   _____

2. Shares to be issued on current conversion (1)   _____

3. Other shares to be issued on other current conversion(s) and other current exercise(s)(2)   _____

4. Other shares eligible to be acquired within next 60 days without restriction   _____

5. Total [sum of Lines 1 through 4]   _____

6. Outstanding shares of Common Stock(3)   _____

7. Adjustments to Outstanding

    a.   Shares known to Holder as previously issued to Holder
        or others but not included in Line 6   _____

    b.   Shares to be issued per Line(s) 2 and 3   _____

    c. Total Adjustments [Lines 7a and 7b]   _____

8. Total Adjusted Outstanding [Lines 6 plus 7c]   _____

9. Holder's Percentage [Line 5 divided by Line 8]   _____%

[Note: Line 9 not to be above 4.99%]

---

        (1) Includes conversion of stated value and assumes interest will be paid in Common Stock at the Conversion Price.

        (2) Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

        (3) Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent.

Exhibit 4.4

THESE SECURITIES HAVE NOT BEEN REGISTERED UNT)ER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

CLASS 2004-A

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

1.   Issuance. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by INFINIUM LABS, INC., a Delaware corporation (the "Company"), _____ or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on the Expiration Date (as defined below), _____ (_____) fully paid and nonassessable shares of the Company's Common Stock S0.0001 par value (the "Common Stock"), at an initial exercise price per share (the "Exercise Price") ofUS$0.266667 per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 13, 2004 (the "Agreement"), to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Warrant was originally issued to the Holder or the Holder's predecessor in interest on December 16, 2004 (the "Issue Date").

2.   Exercise of Warrants.

2.1 General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date (as defined below). Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by the Section headed 'NOTICES' in the Agreement). The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if such exercise represents the lull exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise.

(b) The Exercise Price per share of Common Stock for the shares then being exercised shall be payable to the Company in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(c) Upon the appropriate payment of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise within three Trading Days of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(d) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45) day period prior to the Expiration Date, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (I) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof

2.3   Commencement Date and Expiration Date.

(a)   The term "Commencement Date" means the earlier of (i) the date which is sixty-five *(65)* days after the Issue Date, or (ii) the Effective Date.

(b)   The term "Expiration Date" means December31, 2009.

3.   Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant one hundred ten percent (110%) of the Warrant Shares.

4.   Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

5.   Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6.   Protection Against Dilution and Other Adjustments.

6.1   Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment.(1)

6.2   Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof A rights offering to

_____

(1) Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$0.266667. Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$0.266667, or US$2,666.66. Company effects 2:1 stock split. Exercise Price is adjusted to US$0.1 33333. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) US$0.133333 = US$2,666.66.

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stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

6.3   Adjustment for Spin Off If, for any reason, prior to the exercise of this Warrant in lull, the Company spins off or otherwise divests itself of a material part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

6.4   Adjustment for Certain Transactions. Reference is made to the provisions of Section 4(g) of the Agreement, the terms of which are incorporated herein by reference. The number of shares covered by this Warrant and the Exercise Price shall be adjusted as provided in the applicable provisions of said Section 4(g) of the Agreement.

7.   Transfer to Comply with the Securities Act: Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

4

7.2   Registration Rights.

(a) Reference is made to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement and the other terms and conditions thereof with respect to the Warrant Shares, including, but not necessarily limited to, the Company's commitment to file a registration statement including the Warrant Shares, to have the registration of the Warrant Shares completed and effective, and to maintain such registration, are incorporated herein by reference.

(b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares"), subject to the conditions set forth below. If, at any time after the Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement). The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Remaining Warrant Shares under Rule 144 without volume or other restrictions or limit.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b)   The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of$ 11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9.   Notices. Any notice required or permitted hereunder shall be given in manner provided in the Section headed 'NOTICEST in the Agreement, the terms of which are incorporated herein by reference.

10.   Supplements and Amendments: Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the lull understanding of the parties hereto with respect to the subject mailer hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law.

(a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sifting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions

6

of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

12.   **JURY TRIAL WAIVER** The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any mailer arising out or in connection with this Warrant.

13.   Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted bylaw, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.   Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

15.   Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the day of December, 2004.

INFINIUM LABS, INC.

By: _____

_____
(Print Name)

_____
(Title)

NOTICE OF EXERCISE OF WARRANT

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
      2033 Main Street, Suite 1309   (941) 917-0782
      Sarasota, FL 34237
      Ann: President

        The undersigned hereby irrevocably elects to exercise the right, represented by the Class 2004-A Common Stock Purchase Warrant, dated as of _____, 20, to purchase _____ shares of the Common Stock, $0.0001 par value ("Common Stock"), of INFINIUM LABS, INC. and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant.

_____ CASH:US$ _____ = (Exercise Price x Exercise Shares)

        Payment is being made by:

        _____ enclosed check

        _____ wire transfer

        _____ other _____

        It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

        As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

        If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five *(5)* business days after delivery or facsimile transmission of this Notice of Exercise.

12/09/04

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

_____   via express courier, or

_____   by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

Dated: _____

_____
[Name of Holder]

By: _____

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates _____

2. Shares to be issued on current exercise _____

3. Other shares to be issued on other current exercise(s) and other current conversion(s)(1) _____

4. Other shares eligible to be acquired within next 60 days without restriction _____

5. Total [sum of Lines I through 4] _____

6. Outstanding shares of Common Stock(2) _____

7. Adjustments to Outstanding

     a. Shares known to Holder as previously issued to Holder
       or others but not included in Line 6 _____

     b. Shares to be issued per Line(s) 2 and 3 _____

     c. Total Adjustments [Lines 7a and 7b] _____

8. Total Adjusted Outstanding [Lines 6 plus 7c] _____

9. Holder's Percentage [Line 5 divided by Line 8] _____

[Note: Line 9 not to be above 4.99%]

_____

(1) Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

(2) Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

12/09/04

Exhibit 4.5

ANNEX V-B
TO
SECURITIES PURCHASE AGREEMENT
<PROTOTYPE FOR EACH ISSUANCE>

FORM OF CLASS B or C WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

CLASS 2004-____ (1)

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

1. Issuance. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by INFINIUM LABS, INC., a Delaware corporation (the "Company"), ________________________________ or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on the Expiration Date (as defined below), ____________________ (_________)(2)fully paid and nonassessable shares of the Company's Common Stock $0.0001 par value (the "Common Stock"), at an initial exercise price per share (the "Exercise Price") of US$ ____ (3) per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 13, 2004 (the "Agreement"),to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Warrant was originally issued to the Holder or the Holder's predecessor in interest on __________________, 2004(4) (the "Issue Date").

---

(1) Insert appropriate Class identification: B or C

(2) Insert number equal to 50% of the number of the Maximum Issue Date Conversion Shares.

(3) Insert amounts, as follows: Class B -US$0.75; and Class C -US$1.00.

(4) Insert the Closing Date.

2.   Exercise of Warrants.

2.1 General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date (as defined below). Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by the Section headed "NOTICES" in the Agreement). The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if such exercise represents the full exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise.

(b) The Exercise Price per share of Common Stock for the shares then being exercised shall be payable to the Company in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(c) Upon the appropriate payment of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise within three Trading Days of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(d) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45) day period prior to the Scheduled Expiration Date, as defined below, (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock, or (iv) during the period after the Company has given an Accelerated Expiration Date Notice, as defined below) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

2.3   Commencement Date and Expiration Date.

(a)   The term "Commencement Date" means the earlier of (i) the date which is sixty-five (65) days after the Issue Date, or (ii) the Effective Date.
(b)   (i)   The term "Expiration Date" means the earlier of (x) the Scheduled Expiration Date or (y) the Accelerated Expiration Date (as defined below).

(ii)   The term "Scheduled Expiration Date" means [_____], 2009. (5)

(iii) At any time after the Effective Date, if there is an effective Registration Statement covering the resale of the shares issuable on exercise of this Warrant, the Company, in its sole discretion, may give a written notice (the "Accelerated Expiration Date Notice") to the Holder specifying that the rights to exercise this Warrant will expire on a date (the "Accelerated Expiration Date") specified in the Accelerated Expiration Date Notice, provided that the date so specified shall be at least three (3) Trading Days after the Holder's actual receipt of the Accelerated Expiration Date Notice; provided, however, that the Accelerated Expiration Date will be deferred for the number of days, if any, during which sale of Registrable Securities was suspended after the date of the Accelerated Expiration Date Notice through and including the Accelerated Expiration Date specified in such notice. The Holder will continue to have the right to exercise this Warrant through and including the Accelerated Expiration Date, as determined in accordance with the preceding provisions, but not thereafter. The provisions of Section 2.2 shall not apply after clause (ii) of

3.   Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant one hundred ten percent (110%) of the Warrant Shares.

_____

(5) insert date which is the last calendar day of the month in which the fifth anniversary of the Closing Date occurs.

4.   Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

5.   Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6.   Protection Against Dilution and Other Adjustments.

6.1   Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment. (6)

6.2   Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

6.3   Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a material part of its

_____

(6) Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$[*A - 0.75; B-1.00*].   Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$ [*A - 0.75; B-1.00*] or US$ *[A 7.500; B- 10.000]*. Company effects 2:1 stock split. Exercise Price is adjusted to US$[*A - 0.375   B-50*]. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) *US$[A - 0.375; B-50]* - *US$ [A 7.500; B- 10.000]*.

business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

7.   Transfer to Comply with the Securities Act: Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

7.2   Registration Rights.

(a) Reference is made to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement and the other terms and conditions thereof with respect to the Warrant Shares, including, but not necessarily limited to, the Company's commitment to file a registration statement including the Warrant Shares, to have the registration of the Warrant Shares completed and effective, and to maintain such registration, are incorporated herein by reference.

(b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares"), subject to the conditions set forth below. If, at any time after the Registration Statement has ceased to be effective, the

Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement). The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Remaining Warrant Shares under Rule 144 without volume or other restrictions or limit.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b)   The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of$ 11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9.   Notices. Any notice required or permitted hereunder shall be given in manner provided in the Section headed "NOTICES" in the Agreement, the terms of which are incorporated herein by reference.

10.   Supplements and Amendments: Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law.

(a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted bylaw, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

12.   **JURY TRIAL WAIVER**. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with this Warrant.

13.   Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.   Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

15.   Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the _____ day of _____,200__.

INFINIUM LABS, INC.

By:_____

_____
(Print Name)

_____
(Title)

12/09/04

NOTICE OF EXERCISE OF WARRANT

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
      2033 Main Street, Suite 1309   (941) 917-0782
      Sarasota, FL 34237
      Attn: President

      The undersigned hereby irrevocably elects to exercise the right, represented by the Class 2004-__ Common Stock Purchase Warrant, dated as of _____, 20___, to purchase _____ shares of the Common Stock, $0.0001 par value ("Common Stock"), of INFINIUM LABS, INC. and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant.

_____ CASH:US$ _____ (Exercise Price x Exercise Shares)

      Payment is being made by:

           _____ enclosed check

           _____ wire transfer

           _____ other _____

      It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

      As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

      If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five (5) business days after delivery or facsimile transmission of this Notice of Exercise.

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

_____ via express courier, or

_____ by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

_____
_____
_____
_____
_____

Dated: _____

_____
[Name of Holder]

By:_____

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates   _____

2. Shares to be issued on current exercise   _____

3. Other shares to be issued on other current exercise(s) and other current conversion(s)(1)   _____

4. Other shares eligible to be acquired within next 60 days without restriction   _____

5. Total [sum of Lines 1 through 41   _____

6. Outstanding shares of Common Stock(2)   _____

7. Adjustments to Outstanding

    a. Shares known to Holder as previously issued to Holder
       or others but not included in Line 6   _____

    b. Shares to be issued per Line(s) 2 and 3   _____

    c. Total Adjustments [Lines 7a and 7b]   _____

8. Total Adjusted Outstanding [Lines 6 plus 7c]   _____

9. Holder's Percentage [Line 5 divided by Line 8]   _____%

[Note: Line 9 not to be above 4.99%]

_____

(1) Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

(2) Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

12/09/04

Exhibit 4.6

ANNEX VIII
TO
SECURITIES PURCHASE AGREEMENT
<PROTOTYPE FOR EACH ISSUANCE>

FORM OF ADDITIONAL WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

1. Issuance. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by INFINIUM LABS, INC., a Delaware corporation (the "Company"), ________________________________ or registered assigns (the "Holder") is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on the Expiration Date (as defined below), __________________ [________](1) fully paid and nonassessable shares of the Company's Common Stock $0.0001 par value (the "Common Stock"), at an initial exercise price per share (the "Exercise Price") of US$0.01 per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 13,2004 (the "Agreement"),to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Warrant was originally issued to the Holder or the Holder's predecessor in interest on ____________________, 200___(2) (the "Issue Date").

____

(1) Insert number equal to (I) (x) the maximum amount of the credit or equity line contemplated by the Equity Line Agreement, divided by (y) the purchase price (howsoever denominated) calculated in accordance with the terms of the Equity Line Agreement as of the Equity Line Agreement Date, as if the entire equity or credit line were exercised on such date (without regard to any restrictions or limitations which might restrict or prohibit such exercise), multiplied by (II) the Lender's Allocable Share.

(2) Insert the Equity Line Agreement Date.

2.	Exercise of Warrants.

2.1 General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date (as defined below). Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by the Section headed "NOTICES" in the Agreement). The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if such exercise represents the full exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate (i) the number of shares then being purchased pursuant to such exercise and (ii) if applicable (as provided below), whether the exercise is a cashless exercise.

(b) If the Notice of Exercise form elects a "cashless" exercise, the Holder shall thereby be entitled to receive a number of shares of Common Stock equal to (w) the excess of the Current Market Value (as defined below) over the total cash exercise price of the portion of the Warrant then being exercised, divided by (x) the Market Price of the Common Stock as of the trading day immediately prior to the Exercise Date. For the purposes of this Warrant, the terms (y) "Current Market Value" shall be an amount equal to the Market Price of the Common Stock as of the trading day immediately prior to the Exercise Date, multiplied by the number of shares of Common Stock specified in such Notice of Exercise Form, and (z) "Market Price of the Common Stock" shall be the closing price of the Common Stock as reported by the Reporting Service for the relevant date.

(c) If the Notice of Exercise form elects a "cash" exercise, the Exercise Price per share of Common Stock for the shares then being exercised shall be payable to the Company in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(d) Upon the appropriate payment, if any, of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise within three Trading Days of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(e) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45) day period prior to the Expiration Date, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

2.3   Commencement Date and Expiration Date.

(a)   The term "Commencement Date" means the Issue Date.

(b)   The term "Expiration Date" means _____, 20 __ (3)

3.   Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant one hundred ten percent (110%) of the Warrant Shares.

4.   Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

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(3) Insert date which is the last calendar day of the month in which the fifth anniversary of the Issue Date occurs.

5.   Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6.   Protection Against Dilution and Other Adjustments.

6.1   Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment.[4]

6.2   Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

6.3   Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a material part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the

_____

(4) Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$.01. Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$.011 or US$100. Company effects 2:1 stock split. Exercise Price is adjusted to US$.005. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) US$.005 = US$100.

"Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

6.4   Adjustment for Certain Transactions. Reference is made to the provisions of Section 4(g) of the Agreement, the terms of which are incorporated herein by reference. The number of shares covered by this Warrant and the Exercise Price shall be adjusted as provided in the applicable provisions of said Section 4(g) of the Agreement.

7.   Transfer to Comply with the Securities Act: Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

7.2   Registration Rights.

(a) Reference is made to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement and the other terms and conditions thereof with respect to the Warrant Shares, including, but not necessarily limited to, the Company's commitment to file a registration statement including the Warrant Shares, to have the registration of the Warrant Shares completed and effective, and to maintain such registration, are incorporated herein by reference.

(b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares"), subject to the conditions set forth below. If, at any time after the Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right,

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exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement). The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Remaining Warrant Shares under Rule 144 without volume or other restrictions or limit.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b)   The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of$ 11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9.   Notices. Any notice required or permitted hereunder shall be given in manner provided in the Section headed "NOTICES" in the Agreement, the terms of which are incorporated herein by reference.

10.   Supplements and Amendments: Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject matter hereof

and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law.

(a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted bylaw, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

12.   .IURY TRIAL WAIVER. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with this Warrant.

13.   Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.   Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

15.   <u>Descriptive Headings</u>. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the day of _____, 200_.

INFINIUM LABS, INC.

By:_____

_____
(Print Name)

_____
(Title)

<center>NOTICE OF EXERCISE OF WARRANT</center>

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
      2033 Main Street, Suite 1309   (941) 917-0782
      Sarasota, FL 34237
      Attn: President

The undersigned hereby irrevocably elects to exercise the right, represented by the Common Stock Purchase Warrant, dated as of_____, 20___, to purchase _____ shares of the Common Stock, $0.000l par value ("Common Stock"), of INFINIUM LABS, INC. and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant.

_____ CASH:US$ _____ (Exercise Price x Exercise Shares)

Payment is being made by:

          _____ enclosed check

          _____ wire transfer

          _____ other _____

_____ CASHLESS EXERCISE

Net number of Warrant Shares to be issued to Holder : _____

* based on: <u>Current Market Value - (Exercise Price x Exercise Shares)</u>
                     Market Price of Common Stock
where:
Market Price of Common Stock ["MP"l   = $_____
Current Market Value [MP x Exercise Shares]   = $_____

It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

<center>9</center>
12/09/04

As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five (5) business days after delivery or facsimile transmission of this Notice of Exercise.

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

        ___ via express courier, or

        ___ by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

_____

_____

_____

_____

_____

Dated: _____

_____
[Name of Holder]

By:_____

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates _____

2. Shares to be issued on current exercise _____

3. Other shares to be issued on other current exercise(s) and other current conversion(s)(1) _____

4. Other shares eligible to be acquired within next 60 days without restriction _____

5. Total [sum of Lines 1 through 41 _____

6. Outstanding shares of Common Stock(2) _____

7. Adjustments to Outstanding

      a. Shares known to Holder as previously issued to Holder or others
          but not included in Line 6 _____

      b. Shares to be issued per Line(s) 2 and 3 _____

      c. Total Adjustments [Lines 7a and 7b] _____

8. Total Adjusted Outstanding [Lines 6 plus 7c] _____

9. Holder's Percentage [Line 5 divided by Line 8] _____%

[Note: Line 9 not to be above 4.99%]

_____

(1) Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

(2) Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

12/09/04

Exhibit 4.7

THESE SECURITIES HAVE NOT BEEN REGISTERED UNT)ER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

I. Issuance. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by INFINIUM LABS, INC., a Delaware corporation (the “Company”), [omitted] or registered assigns (the “Holder”) is hereby granted the right to purchase at any time until 5:00 P.M., New York City time, on the Expiration Date (as defined below), Two Hundred Thirty-two Thousand (232,000) fully paid and nonassessable shares of the Company’s Common Stock $0.000l par value (the “Common Stock”), at an initial exercise price per share (the “Exercise Price”) of US$0.50 per share, subject to further adjustment as set forth herein. Reference is made to that certain Securities Purchase Agreement, dated as of December 13, 2004 (the “Securities Purchase Agreement”), to which the Company and certain named Lenders are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement. This Warrant was originally issued to the Holder or the Holder’s predecessor in interest on December _____, 2004 (the “Issue Date”).

2. Exercise of Warrants.

2.1 General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date (as defined below). Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by Section 9 hereof). The date such Notice of Exercise is faxed to the Company shall be the “Exercise Date,” provided that, if such exercise represents the full exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) business days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise.

(b) The Exercise Price per share of Common Stock for the shares then being exercised shall be payable to the Company in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(c) Upon the appropriate payment of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. The Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise within three Trading Days of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(d) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant or the Securities Purchase Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45) day period prior to the Expiration Date, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (I) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (I) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof

2.3   Commencement Date and Expiration Date.

(a)   The term "Commencement Date" means the earlier of (i) the date which is sixty-five *(65)* days after the Issue Date, or (ii) the Effective Date.

(b)   The term "Expiration Date" means December 31, 2009.

3.   <u>Reservation of Shares</u>. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant one hundred ten percent (110%) of the Warrant Shares.

4.   <u>Mutilation or Loss of Warrant</u>. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

5.   <u>Rights of the Holder</u>. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6.   <u>Protection Against Dilution and Other</u> <u>Adjustments</u>.

6.1   <u>Adjustment Mechanism</u>. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment.(1)

6.2   <u>Capital Adjustments</u>. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof A rights offering to

_____

(1) Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$0.50. Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$0.50, or US$5,000. Company effects 2:1 stock split. Exercise Price is adjusted to US$0.25. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) US$0.25 = US$5,000.

stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights.

6.3   Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in hill, the Company spins off or otherwise divests itself of a material part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

6.4   Adjustment for Certain Transactions. Reference is made to the provisions of Section 4(g) of the Securities Purchase Agreement, the terms of which are incorporated herein by reference. The number of shares covered by this Warrant and the Exercise Price shall be adjusted as provided in the applicable provisions of said Section 4(g) of the Securities Purchase Agreement.

7.   Transfer to Comply with the Securities Act: Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

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7.2   Registration Rights.

(a) Reference is made to the Registration Rights Agreement referred to in the Securities Purchase Agreement. The Company agrees to include the Warrant Shares of the Holder in the Registration Statement (as defined in the Registration Rights Agreement), which shall be filed and maintained effective as and to the extent provided in the Registration Rights Agreement, all at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement were the Warrant Shares deemed to be Registrable Securities under that agreement).

(b) In addition to the registration rights referred to in the preceding provisions of Section 7.2(a), effective after the expiration of the effectiveness of the Registration Statement as contemplated by the Registration Rights Agreement, the Holder shall have piggy-back registration rights with respect to the Warrant Shares then held by the Holder or then subject to issuance upon exercise of this Warrant (collectively, the "Remaining Warrant Shares"), subject to the conditions set forth below. If, at any time after the Registration Statement has ceased to be effective, the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) business days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Remaining Warrant Shares in such registration statement. If the Holder exercises such election, the Remaining Warrant Shares so designated shall be included in the registration statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder under the terms of the Registration Rights Agreement). The Holder's rights under this Section 7 shall expire at such time as the Holder can sell all of the Remaining Warrant Shares under Rule 144 without volume or other restrictions or limit.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In

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Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b) The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of S 11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, return receipt requested, postage pre-paid. Any such notice shall be deemed given when so delivered personally, or sent by confirmed and acknowledged facsimile transmission, or, if so mailed, two days after the date of deposit in the United States mails, as follows:

(i) if to the Company, to:

Infinium Labs, Inc.
2033 Main Street, Suite 1309
Sarasota, FL 34237
Attn: President
Telephone No.: (941) 917-0788
Telecopier No.: (941) 917-0782

with a copy to:

Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018
Attn: Darrin Ocasio, Esq.
Telephone No.: (212) 930-9700
Telecopier No. (212) 930-9725

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(ii)   if to the Holder, to:

[omitted]

with a copy to:

Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Ronald Nussbaum, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

Any party may, by notice given in accordance with this Section to the other parties, designate another address or person for receipt of notices hereunder.

10.   Supplements and Amendments: Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject mailer hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law.

(a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens,* to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them maybe entitled by law or equity.

12.   **JURY TRIAL WAIVER.** The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with this Warrant.

13.   Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted bylaw, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.   Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be am original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

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15.   Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the day of December, 2004.

INFINIUM LABS, INC.

By: _____

_____
(Print Name)

_____
(Title)

NOTICE OF EXERCISE OF WARRANT

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
    2033 Main Street, Suite 1309   (941) 917-0782
    Sarasota, FL 34237
    Attn: President

The undersigned hereby irrevocably elects to exercise the right, represented by the Common Stock Purchase Warrant, dated as of_____, 20, to purchase _____ shares of the Common Stock, S0.0001 par value ("Common Stock"), of INFINIUM LABS, INC. and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant.

___ CASH:US$ _____ = (Exercise Price x Exercise Shares)

    Payment is being made by:

    ___ enclosed check
    ___ wire transfer
    ___ other _____

It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holders right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believe this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

If this Notice of Exercise represents the hill exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five (5) business days after delivery or facsimile transmission of this Notice of Exercise.

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

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___ via express courier, or

___ by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

Dated: _____

_____
[Name of Holder]

By: _____

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates _____

2. Shares to be issued on current exercise _____

3. Other shares to be issued on other current exercise(s) and other current conversion(s)(1) _____

4. Other shares eligible to be acquired within next 60 days without restriction _____

5. Total [sum of Lines 1 through 4] _____

6. Outstanding shares of Common Stock(2) _____

7. Adjustments to Outstanding

    a. Shares known to Holder as previously issued to Holder or others but not included in Line 6 _____

    b. Shares to be issued per Line(s) 2 and 3 _____

    c. Total Adjustments [Lines 7a and 7b] _____

8. Total Adjusted Outstanding [Lines 6 plus 7c] _____

9. Holder's Percentage [Line 5 divided by Line 8] _____%

[Note: Line 9 not to be above 4.99%]

_____

(1) Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

(2) Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

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